Exhibit (a)(3)(A)

This Going Private Disclosure Document is being made available to shareholders of
Celanese AG in order to comply with applicable U.S. securities laws.

Going Private Disclosure Document

Relating to Purchases of
Outstanding Registered Ordinary Shares
With No Par Value
of

Celanese AG

Kronberg im Taunus
by

Celanese Europe Holding GmbH & Co. KG
(formerly known as BCP Crystal Acquisition GmbH & Co. KG)
Kronberg im Taunus,
an indirect wholly-owned subsidiary of
Celanese Corporation (formerly known as Blackstone Crystal
Holdings Capital Partners (Cayman) IV Ltd.) and/or certain of its affiliates

From and after April 19, 2005, certain purchases by Celanese Europe Holding GmbH & Co. KG or certain of its affiliates of outstanding ordinary shares with no par value of Celanese AG (the “Celanese Shares”) will be subject to the filing, dissemination and disclosure requirements of Rule 13e-3 under the U.S. Securities Exchange Act of 1934, as amended. This Going Private Disclosure Document is being circulated to all holders of Celanese Shares in order to comply with Rule 13E-3. Celanese Europe Holding GmbH & Co. KG and/or certain of its affiliates intend to purchase or acquire all of the outstanding Celanese Shares not currently owned by Celanese Europe Holding GmbH & Co. KG in one or more transactions described herein. As of March 31, 2005, Celanese Europe Holding GmbH & Co. KG owned an aggregate of 42,233,897 Celanese Shares, which represented approximately 83.9% of the Celanese Shares outstanding as of March 31, 2005, excluding treasury shares held by Celanese AG or parties acting for the account of Celanese AG.

Pursuant to applicable German law, Celanese Europe Holding GmbH & Co. KG has previously made and continues to maintain a Mandatory Offer for all outstanding Celanese Shares at EUR41.92 per share (subject to certain adjustments). This Going Private Disclosure Document supplements the Offer Document relating to the Mandatory Offer for All Outstanding Registered Ordinary Shares With No Par Value of Celanese AG, Kronberg im Taunus, at EUR41.92 Per Share by BCP Crystal Acquisition GmbH & Co. KG (the former name of Celanese Europe Holding GmbH & Co. KG), Kronberg im Taunus, an indirect wholly owned subsidiary of Celanese Corporation (formerly known as Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd.), originally filed under cover of a Schedule TO Tender Offer Statement Under Section 14(d)(1) under the U.S. Securities Exchange Act of 1934, as amended, on September 2, 2004.

Neither the U.S. Securities and Exchange Commission nor any securities commission of any state of the United States of America has approved or disapproved of these transactions or passed upon the fairness or merits of these transactions or upon the accuracy or adequacy of the information contained in this document. Any representation to the contrary is a criminal offense.

This Going Private Disclosure Document is not an offer to purchase any of the Celanese Shares and is required and regulated by the U.S. securities laws only. No decision to make an offer to purchase Celanese Shares as defined in the German Take-over Act (Wertpapiererwerbs- und Übernahmegesetz) has been taken.

TABLE OF CONTENTS

I.	SUMMARY OF THE TRANSACTION			1

II.	GENERAL INFORMATION			7
	1.	Additional Information		7
	2.	Information Contained in the Disclosure Document		7
		(a)	General	7
		(b)	Forward-Looking Statements	8

III.	SPECIAL FACTORS			10
	1.	Purposes, Alternatives, Reasons and Effects		10
		(a)	Purposes, Alternatives and Reasons	10
		(b)	Effects of the Transactions	10
	2.	Fairness of Transactions and Reports With Respect Thereto		12

IV.	COMPANIES INVOLVED			16
	1.	Description of the Reporting Persons		16
	2.	Description of Celanese AG and Celanese Shares		19
	3.	Summary Financial Information for Celanese AG		20
	4.	Interest of the Reporting Persons in Celanese AG		21
		(a)	In General	21
		(b)	Transaction Details	22
	5.	Celanese AG’s Position with Respect to the Transactions		23

V.	BACKGROUND AND OBJECTIVE OF THE TRANSACTIONS			24
	1.	Background		24
		(a)	General Background of the Original Tender Offer	24
		(b)	General Background of the Mandatory Offer	27
		(c)	The Restructuring	29
	2.	Intentions of the Purchaser with Regard to Celanese AG		29
		(a)	Use of Celanese Shares Acquired in the Transactions	29
		(b)	Future Business Activities, Assets, and Obligations of Celanese AG	29
		(c)	Management Board and Supervisory Board of Celanese AG	30
		(d)	Registered Office of Celanese AG, Location of Principal Parts of the Business, Employees of Celanese AG and their Representatives	31
		(e)	Transfer of Celanese Americas Corporation; Other Proposed Restructurings	31
		(f)	Dividends	31
		(g)	Other Plans	31

VI.	THE TRANSACTIONS			33
	1.	Subject of the Transactions		33
	2.	Types of Purchases or Acquisitions		33
		(a)	Open Market Purchases	33
		(b)	Privately Negotiated Purchases	33
		(c)	Acquisitions in Connection with a Squeeze-out	33
		(d)	Purchases Following a Conversion	34
		(e)	Purchases Following a Delisting from the Frankfurt Stock Exchange	34
	3.	Fair Cash Compensation		35
	4.	Source and Amount of Funds		35
	5.	Transaction Expenses		36

i

VII.	CERTAIN GERMAN TAX AND U.S. FEDERAL INCOME TAX CONSEQUENCES			37
	1.	Certain German Income Tax Consequences		37
		(a)	Taxation of Capital Gains	37
		(b)	Other German Taxes	38
		(c)	Limited German Tax Liability	38
	2.	Certain U.S. Federal Income Tax Consequences		38
		(a)	Sale of Celanese Shares	39

VIII.	CERTAIN LEGAL MATTERS			42

IX.	MISCELLANEOUS			44

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I. SUMMARY OF THE TRANSACTIONS

The questions and answers that follow highlight important material information about our possible purchases of outstanding registered ordinary shares of Celanese AG, a German stock corporation (Aktiengesellschaft), with its registered office in Kronberg im Taunus, Germany, but are intended to be an overview only. For a more complete description of these transactions, you should read carefully this entire Going Private Disclosure Document, and the related documents described in this Disclosure Document, including any accompanying documents, because these questions and answers may not answer all of your questions and additional important information is contained in the remainder of this Disclosure Document and the related documents.

Purchaser

Who may purchase my shares?

Purchases of the ordinary shares of Celanese AG owned by minority shareholders (which are all shareholders of Celanese AG other than us, certain of our affiliates, and, with respect to its holding of treasury shares, Celanese AG) may be made by Celanese Europe Holding GmbH & Co. KG, a German limited partnership (Kommanditgesellschaft), with its registered office (Sitz) in Kronberg im Taunus, Germany, or certain of its affiliates (please see the description of “reporting persons” in Section IV.1, “Companies Involved — Description of the Reporting Persons” for more information).

We are an indirect, wholly-owned subsidiary of Celanese Corporation, a Delaware corporation, the shares of which are registered under the U.S. Securities Exchange Act of 1934, as amended, and traded on the New York Stock Exchange under the symbol “CE”. A majority of the shares of Celanese Corporation are controlled by a group of investment funds advised by The Blackstone Group, a leading global investment firm.

For more information about us and some of our affiliated entities, see Section IV.1, “Companies Involved — Description of the Reporting Persons.”

Why am I receiving this Disclosure Document?

Since certain purchases of the ordinary shares of Celanese AG described in this Disclosure Document may be made by us or one or more other entities that may be deemed to be “affiliates” of Celanese AG, and since such entities may make such purchases with a view to deregistering the shares under the U.S. Securities Exchange Act of 1934, as amended, we are required by applicable U.S. federal securities laws in connection with such transactions to circulate this Disclosure Document to the holders of the ordinary shares.

In what type of transactions may my shares be purchased?

We or one or more of our affiliates may seek to purchase outstanding ordinary shares of Celanese AG outside of the current mandatory offer to acquire all outstanding ordinary shares. These other purchases from minority shareholders may be effected in transactions on the Frankfurt Stock Exchange, in privately negotiated transactions, or otherwise. In addition, applicable German law requires that, under certain circumstances, we will be required to pay, or offer to pay, to minority shareholders “fair cash compensation” (angemessene Barabfindung) in the event that we or our affiliates take certain actions. The “fair cash compensation” would be determined by an independent appraisal process at the time that the action is taken that results in our or our affiliates’ obligation to pay or offer to pay such compensation. Actions that could result in the requirement that we or our affiliates pay or offer to pay such compensation to minority shareholders include, among other things, the initiation of a statutory “squeeze-out” procedure after the acquisition by us of 95% or more of the outstanding ordinary shares, the delisting of the ordinary shares of Celanese AG from the Frankfurt Stock Exchange or the conversion of Celanese AG into a limited partnership or a limited liability company. We refer to such required purchases of, or offers to purchase, shares as a result of one or more such actions as compulsory transactions.

Since we may pursue any variety of transactions to purchase outstanding ordinary shares of Celanese AG from the minority shareholders, certain minority shareholders of Celanese AG may be treated differently, and receive different consideration for their shares, than other minority shareholders of Celanese AG.

For more information regarding the transactions contemplated by this document, see Section VI, “The Transactions.”

How many shares does Celanese Europe Holding GmbH & Co. KG currently own?

As of March 31, 2005, we owned a total of 42,233,897 ordinary shares of Celanese AG, representing approximately 83.9% of the ordinary shares of Celanese AG outstanding as of March 31, 2005 (excluding treasury shares held by Celanese AG, enterprises controlled or majority owned by Celanese AG or parties acting for the account of Celanese AG).

How did Celanese Europe Holding GmbH & Co. KG acquire such shares?

In April 2004, we acquired pursuant to a voluntary public takeover offer, at a price of EUR32.50 per share, a total of 41,588,227 ordinary shares of Celanese AG, representing approximately 82.6% of the ordinary shares of Celanese AG outstanding as of March 31, 2005 (excluding treasury shares held by Celanese AG, enterprises controlled or majority owned by Celanese AG or parties acting for the account of Celanese AG).

In connection with the domination and profit and loss transfer agreement we entered into with Celanese AG, we were required to offer, pursuant to a mandatory offer required by § 305(1) of the German Stock Corporation Act, the minority shareholders (ausstehende Aktionäre) of Celanese AG “fair cash compensation” (angemessene Barabfindung) in exchange for their ordinary shares. The fair cash compensation of EUR41.92 per share was determined by the parties to the domination and profit and loss transfer agreement in accordance with German legal requirements on the basis of an analysis of the fair enterprise value (Unternehmensbewertung) of Celanese AG at the time of the shareholders’ meeting in which a resolution to effect the agreement was adopted. The domination and profit and loss transfer agreement was approved by the shareholders of Celanese AG at an extraordinary general meeting held on July 30 and 31, 2004, and registered in the commercial register on August 2, 2004. We launched the mandatory offer from a U.S. securities law perspective on September 2, 2004 and, as of March 31, 2005, we have since acquired approximately 645,670 ordinary shares of Celanese AG pursuant to the mandatory offer. We are required by the German Stock Corporation Act, and intend to continue, to make purchases of ordinary shares tendered pursuant to this mandatory offer.

For more information regarding our acquisition of these shares, see Section V.1, “Background and Objective of the Transactions — Background.”

Purpose of the Transactions

Why are you making these purchases?

We intend to purchase ordinary shares of Celanese AG in the transactions described below outside the mandatory offer because we aim to acquire 100% of such ordinary shares (excluding treasury shares held by Celanese AG, enterprises controlled or majority-owned by Celanese AG or parties acting for the account of Celanese AG). Once we acquire 95% or more of such ordinary shares of Celanese AG, we currently intend to request at a shareholders’ meeting of Celanese AG that the shareholders of Celanese AG resolve to transfer to us all of the ordinary shares of Celanese AG not owned by us in exchange for fair cash compensation pursuant to §§ 327a et seq. of the German Stock Corporation Act. This procedure is referred to as a squeeze-out. The amount of the fair cash compensation that would be paid to minority shareholders in connection with a squeeze-out would be determined by us on the basis of an analysis of the fair enterprise value (Unternehmensbewertung) of Celanese AG at the time of the shareholders’ meeting in which a resolution to effect the squeeze-out is adopted, and may be higher, lower or the same as the prices paid in other purchases of ordinary shares of Celanese AG by us and/or our and its affiliates effected before that time.

Target Company and Subject of the Purchases

What securities may be purchased by the Purchaser?

We are aiming to acquire 100% of the outstanding ordinary shares of Celanese AG (excluding treasury shares held by Celanese AG, enterprises controlled or majority-owned by Celanese AG or parties acting for the account of Celanese AG) held by the minority shareholders of Celanese AG.

For more information about Celanese AG, see Section IV.2, “Companies Involved — Description of Celanese AG and Celanese Shares.”

Purchase Prices

How much will you offer to pay and what is the form of payment?

We expect to make purchases of ordinary shares of Celanese AG outside the mandatory offer from time to time in open market purchases, privately negotiated transactions or otherwise. Based on current trading prices for the ordinary shares on the Frankfurt Stock Exchange, we currently expect that prices paid in any such purchases will exceed the fair cash compensation being offered in the mandatory offer.

In the context of the compulsory transactions referred to above, we will offer to pay the “fair cash compensation” determined at such time in accordance with the requirements of applicable German law.

Shareholders are urged to obtain a current market quotation for the ordinary shares of Celanese AG before deciding whether to sell any shares to any of Celanese Europe Holding GmbH & Co. KG or its affiliates.

Do you believe that the prices you offer to pay are or will be fair?

We believe that the consideration being offered in connection with the mandatory offer is fair to the minority shareholders, as it was determined following a detailed independent appraisal process in accordance with procedures mandated by applicable German law. As a consequence of our having entered into the domination and profit and loss transfer agreement with Celanese AG, the rights of minority shareholders associated with their holdings of ordinary shares of Celanese AG (including their right to receive the consideration referred to above until two months after the date on which the decision on the last motion ruled on in connection with the award proceedings (Spruchverfahren) has been announced in the German Federal Gazette) are now defined and limited by applicable German law so long as the domination agreement is effective.

Since we believe that the mandatory offer consideration is fair to the minority shareholders, we therefore believe that any price we pay for the ordinary shares of Celanese AG in the context of the other transactions described in this Disclosure Document (other than the compulsory transactions referred to above) that is at least equal to the mandatory offer consideration will also be fair. Although we may choose to pay more than that amount, we believe that the amount of the mandatory offer consideration is fair because it reflects the rights that the holders of such shares have at this time. Moreover, in the context of any of the compulsory transactions, we believe that the amount of consideration determined in accordance with the requirements of applicable German law will be fair.

Shareholders should note that the shareholders resolution approving the domination and profit and loss transfer agreement is subject to legal challenges instituted by dissenting shareholders. In addition, the consideration being offered in the mandatory offer is subject to review by a German court in award proceedings (Spruchverfahren) that have been instituted by dissenting shareholders. If, as a result of such award proceedings, the court increases the amount of such consideration, or if such increase is agreed between parties in a settlement to avert or terminate the award proceedings, payments already made to minority shareholders pursuant to such mandatory offer would be increased accordingly.

For more information about Celanese AG, see Section III.2, “Special Factors – Fairness of the Transactions and Reports with Respect Thereto.”

If I decide not to sell my shares, how will the offer affect my ordinary shares of Celanese AG?

If you decide not to sell your ordinary shares of Celanese AG, your shares will remain outstanding until such time, if any, as we effect a squeeze-out. You should be aware that, as a holder of ordinary shares of Celanese AG and for so long as the domination and profit and loss transfer agreement remains operative, you are no longer entitled to a share of the profits of Celanese AG, and no dividends will be paid on your ordinary shares of Celanese AG during the term of the domination and profit and loss transfer agreement, except for the fixed guaranteed annual dividend (Ausgleich) required pursuant to applicable German law. The guaranteed annual dividend is payable to minority shareholders for so long as the domination and profit and loss transfer agreement remains in effect and Celanese AG continues to have minority shareholders (ausstehende Aktionäre). In accordance with applicable German law, the guaranteed annual dividend has been fixed at a gross amount of EUR3.27 per share, from which certain corporate taxes will be deducted. Taking into account the circumstances and the tax rates at the time of the entering into of the domination and profit and loss transfer agreement, the net guaranteed annual dividend to be paid to shareholders would be EUR2.89 per share, but may vary based on applicable corporate tax rates in effect from time to time. The guaranteed annual dividend is subject to review by a German court in award proceedings (Spruchverfahren), which have been instituted by dissenting shareholders. For more information about the domination and profit and loss transfer agreement and the guaranteed annual dividend, see Section V.1(b)(ii), “Background and Objectives of the Transactions — Background – General Background of the Mandatory Offer – Background of the Domination Agreement.”

In addition, you should be aware that, if at any point we own 95% or more of the outstanding ordinary shares of Celanese AG (excluding treasury shares held by Celanese AG, enterprises controlled or majority-owned by Celanese AG or parties acting for the account of Celanese AG), we currently intend to request at a shareholders’ meeting of Celanese AG that the shareholders resolve to approve a squeeze-out. For more information about a potential squeeze-out, see Section VI.2(c), ”The Transactions – Types of Purchases or Acquisitions – Acquisitions in Connection with a Squeeze-Out.” The amount of the fair cash compensation that would be paid to minority shareholders in connection with a squeeze-out would be determined on the basis of an analysis of the fair enterprise value (Unternehmensbewertung) of Celanese AG at the time of the shareholders’ meeting in which a resolution to effect the squeeze-out is adopted, and may be higher, lower or the same as the prices paid in other purchases of ordinary shares of Celanese AG by us and/or our affiliates effected before that time.

Financing of the Transactions

Do you have available the financial resources necessary to make payment for the outstanding ordinary shares of Celanese AG?

Yes. We have available sufficient funds to make payments for all outstanding ordinary shares of Celanese AG held by the minority shareholders at prices at or near current market prices. Based on the consideration being offered in connection with the mandatory offer, the total amount of funds that would be required to purchase all of such shares (excluding shares owned by us and treasury shares held by Celanese AG, enterprises controlled or majority-owned by Celanese AG or parties acting for the account of Celanese AG) would be approximately EUR340.6 million, plus interest, as applicable. Based on the closing price for the outstanding ordinary shares of Celanese AG on the Frankfurt Stock Exchange on March 31, 2005, the total amount of funds that would be required to purchase all of the outstanding ordinary shares of Celanese AG (excluding shares owned by us and treasury shares held by Celanese AG, enterprises controlled or majority-owned by Celanese AG or parties acting for the account of Celanese AG) would be approximately EUR377.8 million.

For more information about the financing of the transactions described in this Disclosure Document, see Section VI.4, “The Transactions — Source and Amount of Funds.”

Celanese AG’s Position with Respect to the Transactions

Have Celanese AG and its management taken a position with respect to these transactions?

As of the date of this Disclosure Document, we have not requested the approval of the supervisory board or the board of management of Celanese AG (or asked for their position with respect to) any of the potential purchases of ordinary shares of Celanese AG described in this Disclosure Document.

Plans of Celanese Europe Holding GmbH & Co. KG for Celanese AG

Will the ordinary shares of Celanese AG be delisted from the Frankfurt Stock Exchange?

On June 2, 2004, the ordinary shares of Celanese AG were delisted from the New York Stock Exchange. Although we have no current plans to do so, we may at any time decide to seek the revocation of admission of the ordinary shares of Celanese AG to the Frankfurt Stock Exchange, subject to shareholder approval. If the ordinary shares of Celanese AG were to be delisted from the Frankfurt Stock Exchange, under German law an offer would need to be made to all of the then outstanding shareholders of Celanese AG to acquire their ordinary shares of Celanese AG in exchange for fair cash compensation. The amount of the fair cash compensation that would be paid to shareholders of Celanese AG in connection with a delisting of such shares from the Frankfurt Stock Exchange would be determined on the basis of an analysis of the fair enterprise value of Celanese AG at the time of the shareholders’ meeting in which a resolution to effect a complete delisting of Celanese AG is adopted, and may be higher, lower or the same as the prices paid in other purchases of ordinary shares of Celanese AG by us and/or our affiliates effected before that time.

Even if the ordinary shares of Celanese AG are not delisted, our ownership of approximately 83.9% of the outstanding ordinary shares of Celanese AG has limited the number of such shares that are publicly traded. Our acquisition of additional ordinary shares of Celanese AG will further reduce, perhaps substantially, the number of shareholders of Celanese AG. In that event, trading activity in the public market for the ordinary shares of Celanese AG would be further reduced.

In addition, as and when permitted under applicable law, we will likely seek to terminate the registration of the ordinary shares of Celanese AG under the U.S. Securities Exchange Act of 1934,

as amended, in which event Celanese AG would no longer be required to make filings with the U.S. Securities and Exchange Commission or to comply with its rules relating to registered companies.

For more information about the de-listing of Celanese AG ordinary shares from the Frankfurt Stock Exchange, see Section VI.2(e), “The Transactions – Types of Purchases or Acquisitions – Purchases Following a Delisting from the Frankfurt Stock Exchange.”

Will you consider a conversion of Celanese AG into another legal form?

As an alternative to a squeeze-out procedure, we might also consider proposing at a shareholders’ meeting of Celanese AG that the shareholders resolve to convert Celanese AG from its current legal form of a stock corporation into either a limited partnership (Kommanditgesellschaft, KG) or a limited liability company (Gesellschaft mit beschränkter Haftung, GmbH) in accordance with the provisions of the German Transformation Act (UmwG). If a resolution to effect a conversion of Celanese AG were adopted, German law would require that an offer of fair cash compensation be made to each of the then outstanding minority shareholders of Celanese AG who had appropriately documented its objection to the conversion as required under applicable law. The offer of fair cash compensation would be made in exchange for the applicable minority shareholders’ interests in the entity resulting from the conversion. Since as a result of such conversion, the ordinary shares of Celanese AG would be automatically delisted from the Frankfurt Stock Exchange, such offer would be made to all the then outstanding minority shareholders, regardless of whether such an objection had been documented. The amount of the fair cash compensation that would be paid to minority shareholders in connection with the conversion would be determined on the basis of an analysis of the fair enterprise value of Celanese AG at the time of the shareholders’ meeting in which a resolution with respect to the conversion is adopted, and may be higher, lower or the same as the prices paid in other purchases of ordinary shares of Celanese AG by us and/or our affiliates effected before that time.

For more information about a potential conversion of Celanese AG, see Section VI.2(d), “The Transactions – Types of Purchases or Acquisitions – Purchases Following a Conversion.”

Tax Consequences

How will selling German taxpayers be taxed for German income tax purposes?

If you are a German taxpayer, your receipt of cash for registered ordinary shares of Celanese AG will be taken into consideration for German income tax purposes. You are therefore urged to consult your own tax advisor as to the particular tax consequences to you of sales of your ordinary shares of Celanese AG.

For more information regarding the German income tax consequences of the offer to German taxpayers, see Section VII.1, “Certain German and U.S. Federal Income Tax Consequences — Certain German Income Tax Consequences.”

How will selling U.S. taxpayers be taxed for U.S. federal income tax purposes?

If you are a U.S. taxpayer, your receipt of cash for registered ordinary shares of Celanese AG will be a taxable transaction for U.S. federal income tax purposes. You are therefore urged to consult your own tax advisor as to the particular tax consequences to you of sales of your ordinary shares of Celanese AG.

For more information regarding the U.S. federal income tax consequences of these transactions to U.S. taxpayers, see Section VII.2, “Certain German and U.S. Federal Income Tax Consequences — Certain U.S. Federal Income Tax Consequences.”

II. GENERAL INFORMATION

1. Additional Information

Additional information concerning the purchases or other acquisitions of ordinary shares of Celanese AG (“Celanese Shares”), a German stock corporation (Aktiengesellschaft), with its registered office in Kronberg im Taunus, Germany (“Celanese AG” or the “Company”) by Celanese Europe Holding GmbH & Co. KG (the “Purchaser”) and/or certain of its affiliates referred to herein (such purchases or other acquisitions, the “Transactions”) may be found in the Rule 13e-3 Transaction Statement on Schedule 13E-3 (of which this Going Private Disclosure Document (this “Disclosure Document”) forms a part), together with the exhibits thereto (the “Schedule 13E-3”), filed with the U.S. Securities and Exchange Commission (the “SEC”) under the U.S. Securities and Exchange Act of 1934, as amended (the “Exchange Act”) by the Purchaser and the Reporting Persons (as defined in Section IV.I, “Companies Involved –Description of the Reporting Persons.”

Additional information concerning the Mandatory Offer (as defined below) referred to herein may be found in the Offer Document previously circulated to holders of Celanese Shares and originally filed with the SEC under cover of a Schedule TO Tender Offer Statement under Section 14(d)(1) of the Exchange Act on September 2, 2004. Copies of this document may be obtained by contacting Celanese Corporation, Investor Relations, at 1601 West LBJ Freeway, Dallas, Texas 75234-6034 (telephone (908) 901-4504).

Celanese AG is, as of the date of this Disclosure Document, subject to the informational reporting requirements of the Exchange Act, and accordingly files reports and other information with the SEC. Reports and other information filed by Celanese AG with the SEC, including its Annual Report on Form 20-F with respect to the fiscal year ended September 30, 2004 filed with the SEC on March 31, 2005 (the “Celanese AG Annual Report”), can be inspected and copied at the public reference facilities maintained by the SEC at Judiciary Plaza, 450 Fifth Street, N.W., Washington, D.C. 20549, U.S.A. Copies of those materials can be obtained at prescribed rates from the SEC’s Public Reference Section at 450 Fifth Street, N.W., Washington, D.C. 20549, U.S.A. Further information on the operation of the SEC’s Public Reference Room in Washington, D.C. can be obtained by calling the SEC at 1-800-SEC-0330. The SEC also maintains an internet web site that contains reports and other information about issuers, such as Celanese AG, who file electronically with the SEC. The address of that web site is http://www.sec.gov.

None of the Reporting Persons nor any of their respective affiliates has authorized any person to provide any information or to make any representation in connection with this Disclosure Document or the Transactions referred to herein other than the information contained or referenced in this Disclosure Document. If any person provides any of this information or makes any representation of this kind, that information or representation must not be relied upon as having been authorized by any Reporting Person or such affiliate.

2. Information Contained in the Disclosure Document

(a) General

All references in this Disclosure Document to “Euro”, “EUR” or “€” are to Euro, and all references to “dollars,” “US$” or “$” are to U.S. dollars. Celanese AG’s Consolidated Financial Statements are prepared in Euro. U.S. dollar or U.S.$ amounts as of and for the nine months ended September 30, 2004 are unaudited, and have been converted solely for the convenience of the readers from Euro into U.S. dollars, at an exchange rate of U.S.$1.2417 per EUR1.00, the noon buying rate in New York City for cable transfers in foreign currencies announced by the Federal Reserve Bank of New York for customs purposes (the “Noon Buying Rate”) on September 30, 2004. The Reporting Persons do not represent that the U.S. dollar amounts presented in the U.S. dollar convenience translation or any amounts translated from Euro into other currencies could have been or could now be converted from Euro at the rates indicated.

On April 8, 2005, the Noon Buying Rate for the Euro was U.S$1.2912 per EUR1.00.

All references to the percentage ownership of any Reporting Person of Celanese Shares in this Disclosure Document are based on 50,358,018 outstanding Celanese Shares as of March 31, 2005 (excluding Celanese Shares held by Celanese AG, enterprises controlled or majority owned by Celanese AG and parties acting for the account of Celanese AG (the “Treasury Shares”)) and outstanding stock options for an additional 7,000 Celanese Shares.

(b) Forward-Looking Statements

This Disclosure Document and the documents referenced in this Disclosure Document include certain forward-looking statements. These statements appear throughout this Disclosure Document and include statements regarding the intent, belief or current expectations of the Reporting Persons and their management, including with respect to the plans relating to the acquisition of the Celanese Shares and the operations of Celanese AG and its subsidiaries. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results or events may differ materially from those described in such forward-looking statements as a result of various factors. Factors that would cause actual results or events to differ materially from those described herein include:

•	pending or future challenges to the domination and profit and loss transfer agreement and continuing access to the cash flows of Celanese AG;

•	changes in general economic, business, political and regulatory conditions in the countries or regions in which we operate;

•	the length and depth of product and industry business cycles particularly in the automotive, electrical, electronics, construction and textile industries;

•	changes in the price and availability of raw materials, particularly changes in the demand for, supply of, and market prices of fuel oil, natural gas, coal, wood pulp, electricity and petrochemicals such as ethylene, propylene and butane, including changes in production quotas in OPEC countries and the deregulation of the natural gas transmission industry in Europe;

•	the ability to pass increases in raw material prices on to customers or otherwise improve margins through price increases;

•	the ability to maintain plant utilization rates and to implement planned capacity additions and expansions;

•	the ability to reduce production costs and improve productivity by implementing technological improvements to existing plants;

•	the existence of temporary industry surplus production capacity resulting from the integration and start-up of new world-scale plants;

•	increased price competition and the introduction of competing products by other companies;

•	the ability to develop, introduce and market innovative products, product grades and applications, particularly in the Technical Polymers Ticona and Performance Products segments of our business;

•	changes in the degree of patent and other legal protection afforded to our products;

•	compliance costs and potential disruption or interruption of production due to accidents or other unforeseen events or delays in construction of facilities;

•	potential liability for remedial actions under existing or future environmental regulations;

•	potential liability resulting from pending or future litigation, or from changes in the laws, regulations or policies of governments or other governmental activities in the countries in which we operate;

•	changes in currency exchange rates and interest rates;

•	changes in the composition or restructuring of us or our subsidiaries and the successful completion of acquisitions, divestitures and joint venture activities; and

•	various other factors, both referenced and not referenced in Celanese AG’s filings with the SEC.

Many of these factors are macroeconomic in nature and are, therefore, beyond our control. Should one or more of these risks or uncertainties materialize, or should underlying assumptions prove incorrect, our actual results, performance or achievements may vary materially from those described in this prospectus as anticipated, believed, estimated, expected, intended, planned or projected. We neither intend nor assume any obligation to update these forward-looking statements, which speak only as of their dates.

III.	SPECIAL FACTORS

1.	Purposes, Alternatives, Reasons and Effects

(a)	Purposes, Alternatives and Reasons

The Transactions referred to in this Disclosure Document involve purchases or other acquisitions of Celanese Shares by the Purchaser and/or other Reporting Persons, outside of the ongoing mandatory offer to acquire all outstanding Celanese Shares from the minority shareholders (aussenstehende Aktionäre) of Celanese AG in return for payment of fair cash compensation (angemessene Barabfindung) (the “Mandatory Offer”). The Transactions may be effected in open market purchases, in privately negotiated transactions, in offers made pursuant to German law following a delisting of the Celanese Shares from the Frankfurt Stock Exchange, a conversion of Celanese AG into a limited partnership or a limited liability company or other situations required by German law, in a squeeze-out referred to below, or otherwise. We may make purchases in the Transactions because we aim to acquire 100% of the outstanding Celanese Shares (excluding Treasury Shares).

Since the domination and profit and loss transfer agreement between the Purchaser and Celanese AG dated June 22, 2004 (the “Domination Agreement”) became operative on October 1, 2004, the Purchaser has been, and remains, entitled to give instructions to the board of management of Celanese AG, including, but not limited to, instructions that are disadvantageous to Celanese AG, as long as such disadvantageous instructions benefit the Purchaser or the companies affiliated with either the Purchaser or Celanese AG, and Celanese AG’s board of management is, subject to certain limited exceptions, required to comply with such instructions. Nonetheless, German law provides certain rights to minority shareholders which could have the effect of delaying, or interfering with, corporate actions (particularly those requiring shareholder approval), irrespective of the size of the minority shareholding. Challenges by minority shareholders to the validity of a corporate action may be subject to judicial resolution that may delay or hinder the implementation of such action. Acquisition of the remaining outstanding Celanese Shares would, therefore, eliminate that risk, enable the Purchaser to streamline and simplify the governance of Celanese AG, eliminate the requirement to pay the guaranteed fixed annual dividend and remove other overhead and compliance costs and expenses.

While there may be other alternative means by which to acquire outstanding Celanese Shares, the Purchaser believes that a combination of privately negotiated transactions and open market purchases should, over time, enable the Purchaser to acquire at least 95% of the outstanding Celanese Shares (excluding Treasury Shares). If the Purchaser and the other Reporting Persons are successful in acquiring 95% or more of the outstanding Celanese Shares (excluding Treasury Shares), they intend to request at a shareholders’ meeting of Celanese AG that the shareholders resolve to transfer to the Purchaser the Celanese Shares not owned by the Purchaser in exchange for fair cash compensation pursuant to §§ 327a et seq. of the German Stock Corporation Act. This procedure is referred to as a “squeeze-out” and will enable the Purchaser to acquire 100% of the outstanding Celanese Shares.

(b)	Effects of the Transactions

Until such time as the Purchaser and the other Reporting Persons acquire at least 95% of the outstanding Celanese Shares (excluding Treasury Shares) and effect a squeeze-out, holders of Celanese Shares who do not participate in the Transactions are entitled to remain shareholders of Celanese AG. They should, however, take the following into account:

•	As described in Section V, “Background and Objective of the Transactions”:

—	For so long as the Domination Agreement remains operative, the Purchaser will be entitled, among other things, to direct the management of Celanese AG and to receive all profits of Celanese AG, and remaining minority shareholders of Celanese AG will not have the right to receive dividends, other than the guaranteed fixed annual dividend described in that section;

—	the Purchaser may consider seeking a revocation of admission of the Celanese Shares to the Frankfurt Stock Exchange;

—	if the Purchaser owns Celanese Shares that represent 95% or more of the registered share capital of Celanese AG (excluding Treasury Shares), it intends to effect a squeeze-out; and

—	the Purchaser might consider, as an alternative to a squeeze-out, converting Celanese AG from its current legal form of a stock corporation into a limited partnership or a German limited liability company.

•	Even if the Celanese Shares remain listed on the Frankfurt Stock Exchange, the purchase of Celanese Shares by the Purchaser or other Reporting Persons as described in this Disclosure Document could substantially further reduce the number of holders of Celanese Shares, and therefore trading activity in the public market for Celanese Shares could be further reduced. This could result in sale or purchase orders not being able to be fulfilled or not being able to be fulfilled in a timely manner. Furthermore, the decreased liquidity of the Celanese Shares could lead to lower market prices and more fluctuations of the stock price than in the past. If the Celanese Shares are delisted from the Frankfurt Stock Exchange, there will be no public trading market for the Celanese Shares.

•	The Celanese Shares are currently registered under the Exchange Act. That registration will likely be terminated upon application by Celanese AG to the SEC if there are fewer than 300 record holders of Celanese Shares in the U.S. The termination of the registration of the Celanese Shares under the Exchange Act would substantially reduce the information required to be furnished by Celanese AG to holders of Celanese Shares and to the SEC under U.S. disclosure rules and would make certain provisions of the Exchange Act inapplicable to Celanese AG and the Celanese Shares.

If the Purchaser delists the Celanese Shares from the Frankfurt Stock Exchange, effects a squeeze-out or converts Celanese AG into a limited partnership or a limited liability company, the Purchaser and/or Celanese AG must in each case offer the remaining minority shareholders of Celanese AG fair cash compensation in exchange for their Celanese Shares or, in the case of a conversion, their equity interest in the entity that results from the conversion. The amount of such fair cash compensation could be the same as the prices paid in other Transactions effected before that time, but could also be higher or lower.

As a consequence of the Domination Agreement, the holders of outstanding Celanese Shares are entitled to only the guaranteed fixed annual dividend and not to an ongoing share of the profits of Celanese AG; the annual profits of Celanese AG are transferred to the Purchaser. Accordingly, the acquisition by the Purchaser and the other Reporting Persons of additional Celanese Shares will not have any effect on the interest of minority shareholders of the profits of Celanese AG; it also will not have any effect on the transfer of the annual profits to Celanese AG, or on the guaranteed fixed annual dividend payable to minority shareholders.

For a discussion of certain tax consequences of the Transactions on the holders of Celanese Shares, please see Section VII, “Certain German Tax and U.S. Federal Income Tax Consequences.”

2.	Fairness of Transactions and Reports With Respect Thereto

The Purchaser and the other Reporting Persons believe that any consideration paid for Celanese Shares in connection with the Transactions (other than the Compulsory Transactions) (as defined below) at a price equal to or in excess of the amount of the Mandatory Offer Consideration (as defined below) is fair to unaffiliated holders of Celanese Shares. Although the Purchaser and the other Reporting Persons may choose to pay more than that amount, the Purchaser and the other Reporting Persons believe that the amount of the Mandatory Offer Consideration is fair because it reflects the rights that the holders of such shares have at this time. The Purchaser and the other Reporting Persons base their belief upon the process that was undertaken in accordance with applicable German law for determining the amount of the Mandatory Offer Consideration and the limited rights associated with the Celanese Shares at the present time.

On June 22, 2004, the Purchaser entered into the Domination Agreement with Celanese AG, pursuant to which Celanese AG agreed to submit itself to the direction of, and to transfer its entire profits to, the Purchaser and the Purchaser agreed to compensate Celanese AG for any annual net losses (Jahresfehlbetrag) incurred during the term of the Domination Agreement. The Domination Agreement and a related change to Celanese AG’s fiscal year, to have the next fiscal year begin on October 1, 2004, were submitted to a shareholder vote, and approved, at an extraordinary general meeting held on July 30 and 31, 2004. The Domination Agreement was registered in the commercial register of the Local Court of Koenigstein im Taunus on August 2, 2004 and, under the terms thereof, became operative on the first day of Celanese AG’s next fiscal year, October 1, 2004. Under applicable German law and the terms of the Domination Agreement, the Purchaser was obligated, upon the Domination Agreement becoming operative, to make the Mandatory Offer. The amount of this fair cash compensation was determined to be EUR41.92 per share (the “Offer Price”). As required under § 305(3), sentence 3, of the German Stock Corporation Act, the Purchaser must pay interest on the Offer Price from the business day following the date the Domination Agreement became operative to all shareholders who tender into the Mandatory Offer, at a rate of 2% plus the base rate (as defined in § 247 of the German Civil Code (BGB)) prevailing from time to time per annum, as reduced by any guaranteed dividend payments (such amount, together with the Offer Price, the “Mandatory Offer Consideration”).

In determining the fair value of the enterprise of Celanese AG on which the amount of the fair cash compensation is based, the board of management of Celanese AG and the management of the Purchaser were advised by auditors Ernst & Young AG Wirtschaftsprüfungsgesellschaft (“E&Y), an internationally recognized firm which has significant experience in appraisals of this type. Although certain affiliates of Celanese AG have engaged E&Y and certain of its affiliates in other capacities during the past two years, for which E&Y and/or such affiliates received customary compensation, the Reporting Persons do not believe that any of such relationships are material. E&Y, with the cooperation of the management of Celanese AG and the Purchaser, conducted its review from late April to mid-June 2004 at the office of Celanese AG in Kronberg im Taunus and at E&Y’s offices in Eschborn. On June 17, 2004, E&Y provided its report (the “E&Y Report”) with its presentation on the business valuation and the appropriate amount of cash compensation to be offered to shareholders pursuant to the Mandatory Offer, in which E&Y determined that the appropriate cash compensation payment (angemessene Barabfindung) to be offered to the remaining minority shareholders of Celanese AG, based on the business valuation of Celanese AG as of July 31, 2004, determined pursuant to applicable German law and practice, was EUR41.92 per share and that the appropriate guaranteed fixed annual dividend was a gross amount of EUR3.27 per share. In reaching those conclusions, E&Y conducted its analyses in accordance with the then applicable “Standards for the Valuation of Business Enterprises” of the Institute of Certified Public Accountants in Germany, while also taking into account the German Stock Companies Act and relevant German court rulings. E&Y calculated Celanese AG’s “capitalized earnings value,” that is, the present value of all of its future net income, assuming that future net income would be distributed in full subject to applicable legal or tax constraints. Distributable net income was determined after deducting the sustainable reinvestment rate, pension payments, modified net interest and business taxes. The results were then compared and found to be consistent with an analysis of Celanese AG’s stock market valuation. The E&Y Report was made available for inspection by Celanese shareholders in advance of, and at, the extraordinary general meeting held on July 30 and 31, 2004. Celanese shareholders could also ask to receive a copy of the E&Y Report by mail, free of charge.

In addition, PwC Deutsche Revision Aktiengesellschaft Wirtschaftsprüfungsgesellschaft (“PwC”), which was, in accordance with applicable German law, chosen and appointed by court order to audit the Domination Agreement (Vertragsprüfer) confirmed that the fair cash compensation was appropriate. Although certain affiliates of Celanese AG have engaged PwC and certain of its affiliates in other capacities during the past two years, for which PwC and/or such affiliates received customary compensation, the Reporting Persons do not believe that any of such relationships are material. PwC conducted its review from May to June 2004, at the office of Celanese AG in Kronberg im Taunus and at PwC’s office in Frankfurt am Main. On June 22, 2004, PwC presented its report (the “PwC Report”) containing the results of its audit and confirming that the fair cash compensation of EUR41.92 per share and the guaranteed fixed annual dividend of a gross amount of EUR3.27 per share were appropriate under applicable German law. In the PwC Report, PwC reviewed the Domination Agreement and the methods used by E&Y to determine the compensation amounts, and concluded that the methods and results were appropriate. The PwC Report was made available for inspection by Celanese shareholders in advance of, and at, the extraordinary general meeting held on July 30 and 31, 2004. Celanese shareholders could also ask to receive a copy of the PwC Report by mail, free of charge.

On June 22, 2004, the Purchaser and Celanese AG entered into the Domination Agreement, which was approved by the supervisory board of Celanese AG on the same day. On June 23, 2004, the management board of Celanese AG and Celanese Europe Management GmbH, as the sole general partner of the Purchaser, issued a joint report (the “Joint Report”) on the Domination Agreement. The Joint Report sets forth detailed reasons for the approval by Celanese AG’s board of management of the Domination Agreement and the related compensation amounts. It contains a description of the parties to the Domination Agreement, a discussion of the economic, legal and tax reasons for entering into the Domination Agreement, an explanation of the calculation of the fair cash compensation and guaranteed dividend amounts and the relationship between the two and a discussion of the expert opinion received from E&Y. The Joint Report, which German law requires be issued in connection with a domination and profit and loss transfer agreement, was made available for inspection by Celanese shareholders in advance of, and at, the extraordinary general meeting held on July 30 and 31, 2004. Celanese shareholders could also ask to receive a copy of the Joint Report by mail, free of charge.

Each of the E&Y Report, the PwC Report and the Joint Report was filed with the SEC by certain of the Reporting Persons under cover of Schedule TO on June 25, 2004 and made available to the shareholders of Celanese AG as of such date. The full texts of the E&Y Report, the PwC Report and the Joint Report are included as Exhibits to the Schedule 13E-3, and are incorporated herein by reference. The summaries of the E&Y Report, the PwC Report and the Joint Report set forth herein are qualified by reference to the full text of such reports.

Although the Domination Agreement became operative on October 1, 2004, it is subject to legal challenges instituted by dissenting shareholders. Currently pending legal challenges are described in Section VIII, “Certain Legal Matters.” Additional lawsuits may be filed by other minority shareholders of Celanese AG.

Pursuant to the Domination Agreement, the entire annual profits of Celanese AG, if any, less any loss carried forward from the previous fiscal year and less any amount of the statutory capital reserve (gesetzliche Rücklage), will be transferred to the Purchaser. With the consent of the Purchaser, Celanese AG may also allocate parts of the annual net income to other earnings reserves (§ 272 para 3 of the German Commercial Code), insofar as this is admissible under commercial law and economically justified by a sound commercial judgment. If, however, during any fiscal year during the term of the Domination Agreement, Celanese AG incurs an annual net loss (Jahresfehlbetrag), the Purchaser would have to pay to Celanese AG an amount equal to such loss to the extent that the respective annual net loss is not fully compensated for by dissolving profit reserves (Gewinnrücklagen) accrued at Celanese AG since the date on which the Domination Agreement became operative (Verlustausgleichspflicht). Such payment obligation would accrue at the end of any fiscal year of Celanese AG in which an annual net loss was incurred and such accrual would be independent from the adoption of the financial statements. The Purchaser may be able to reduce or avoid cash payments to Celanese AG by off-setting against such loss compensation claims by Celanese AG any valuable counterclaims against Celanese AG that the Purchaser may have. BCP Caylux Holdings Luxembourg S.C.A. and BCP Crystal US Holdings Corp. have agreed to provide the Purchaser with additional financing to further strengthen the Purchaser’s ability at all times to fulfill all of its obligations under or in connection with the Domination Agreement and to provide that the Purchaser will perform all of its obligations under or in connection with the Domination Agreement when such obligations become due, including, without limitation, the obligations to pay a guaranteed fixed annual dividend to the outstanding minority shareholders, to offer to acquire all outstanding Celanese Shares from the minority shareholders in return for payment of the Mandatory Offer Consideration and to compensate Celanese AG for any annual net loss incurred by Celanese AG during the term of the Domination Agreement.

Since the Domination Agreement became operative, the remaining minority shareholders of Celanese AG, among other things, lost their right to receive ordinary dividends, as all of Celanese AG’s profits are being transferred to the Purchaser. In order to compensate minority shareholders for such loss, any minority shareholder of Celanese AG who elects not to sell its shares to the Purchaser under the Mandatory Offer will be entitled to remain a shareholder of Celanese AG and to receive a gross guaranteed fixed annual dividend on their shares (Ausgleich) of EUR3.27 per Celanese Share less certain corporate taxes in lieu of any future dividend. The gross guaranteed fixed annual dividend of EUR3.27 per share may be equal to, higher or lower than the actual distributable profits per share of Celanese AG. Taking into account the circumstances and the tax rates at the time of the entering into of the Domination Agreement, the net guaranteed fixed annual dividend is EUR2.89 per share for a full fiscal year. The net guaranteed fixed annual dividend may, depending on applicable corporate tax rates, be higher, lower or the same as EUR2.89. The guaranteed fixed annual dividend will first be paid following the end of the fiscal year in which the Domination Agreement became operative. Accordingly, it will be first payable with respect to Celanese AG’s fiscal year ending September 30, 2005. The fixed annual guaranteed dividend would be payable annually for so long as there are minority shareholders of Celanese AG and the Domination Agreement remains in place. No dividends for the period after the Domination Agreement became operative, other than the fixed annual guaranteed dividend, will be paid by Celanese AG.

For so long as the Domination Agreement remains operative, the Purchaser is entitled to give instructions to the board of management of Celanese AG, including, but not limited to, instructions that are disadvantageous to Celanese AG, as long as such disadvantageous instructions benefit the Purchaser or the companies affiliated with either the Purchaser or Celanese AG. The board of management of Celanese AG is required to comply with such instructions, unless, at the time when the respective instruction is given, (i) it is, in the opinion of the board of management of Celanese AG, obviously not in the interests of the Purchaser or the companies affiliated with either the Purchaser or Celanese AG, (ii) in the event of a disadvantageous instruction, the negative consequences to Celanese AG are disproportionate to the benefits of the Purchaser or the companies affiliated with either the Purchaser or Celanese AG, (iii) compliance with it would violate legal or statutory restrictions, (iv) compliance with it would endanger the existence of Celanese AG or (v) it is doubtful whether the Purchaser would be able to fully compensate Celanese AG, as required by the Domination Agreement, for its annual net loss (Jahresfehlbetrag) incurred during the fiscal year in which such instruction is given. The board of management of Celanese AG remains ultimately responsible for making the executive decisions for Celanese AG, and the Purchaser itself, despite the Domination Agreement, is not entitled to act on behalf of, and has no power to legally bind, Celanese AG.

The Purchaser and the other Reporting Persons believe that any price paid for the Celanese Shares in the context of the Transactions (other than the Compulsory Transactions) equal to or in excess of the Mandatory Offer Consideration is fair to minority shareholders because the Mandatory Offer Consideration was determined to be fair cash compensation to such holders in connection with the effectiveness of the Domination Agreement and the Mandatory Offer and reflects the limited rights associated with the Celanese Shares at the present time. The Purchaser and the other Reporting Persons may, however, choose to pay more than the Mandatory Offer Consideration.

In making that determination, the Purchaser and the other Reporting Persons (as defined below) principally relied on the German law procedures described above, and the E&Y Report, the PwC Report and the Joint Report prepared in connection therewith. The Purchaser and the other Reporting Persons also considered, however, the historical market prices for the Celanese shares before the commencement of the Original Tender Offer, the EUR32.50 offer price for the Celanese Shares which was accepted by over 84% of the holders of Celanese Shares at that time, the market price for the Celanese Shares prior to the announcement of the Mandatory Offer Consideration, the current limited rights associated with the Celanese Shares and the limited trading market for the Celanese Shares.

The Purchaser and/or other Reporting Persons may also be required by German law to pay, or offer to pay, to minority shareholders “fair cash compensation” as a result of certain actions taken by the Purchaser and/or other Reporting Persons. Actions that could result in the Purchaser or other Reporting Persons being required to pay or offer to pay such compensation to minority shareholders include, among other things, the initiation of a statutory “squeeze-out” procedure after the acquisition by the Purchaser of 95% or more of the Celanese Shares, the delisting of the Celanese Shares from the Frankfurt Stock Exchange or the conversion of Celanese AG into a limited partnership or a limited liability company. We refer to such required purchases of, or offers to purchase, shares as a result of one or more such actions as “Compulsory Transactions”). Since the Compulsory Transactions will involve a valuation process similar to that described above in the context of determining the Mandatory Offer Consideration, the Purchaser and the other Reporting Persons believe that any consideration paid for Celanese Shares in connection with the Compulsory Transactions will be fair to unaffiliated holders of Celanese Shares.

The Transactions contemplated hereby are not and will not be structured so that the approval of at least a majority of the unaffiliated shareholders of Celanese AG is required.

There are no provisions made by the Reporting Persons in connection with the Transactions contemplated hereby which grant the unaffiliated shareholders of Celanese AG access to the corporate files of the Reporting Persons or to obtain counsel or appraisal services at the expense of the Reporting Persons.

Except as disclosed herein, none of the Reporting Persons is aware of any firm offer by an unaffiliated third party during the past two years with respect to a merger or consolidation of Celanese AG, the sale or other transfer of all or any substantial portion of the assets of Celanese AG, or a purchase of securities of Celanese AG securities that would enable such person to exercise control over Celanese AG.

IV.	COMPANIES INVOLVED

1.	Description of the Reporting Persons

The Purchaser is a limited partnership (Kommanditgesellschaft, KG) organized under the laws of Germany with its registered office in Kronberg im Taunus, Germany, registered under the name (Firma) of Celanese Europe Holding GmbH & Co. KG. In April 2004, the Purchaser acquired pursuant to a voluntary public takeover offer (the “Original Tender Offer”), at a price of EUR32.50 per share, a total of 41,588,227 Celanese Shares, representing approximately 82.6% of the outstanding registered ordinary shares of Celanese AG, excluding Treasury Shares. Pursuant to the Mandatory Offer, the Purchaser has since acquired at a price of EUR41.92 per share, an additional 645,670 Celanese Shares as of March 31, 2005 for a total of 42,233,897 Celanese Shares, representing approximately 83.9% of the outstanding registered ordinary shares of Celanese AG, excluding Treasury Shares.

The Purchaser is an indirect wholly-owned subsidiary of Celanese Corporation, a Delaware corporation (formerly known as Blackstone Celanese Corporation Capital Partners (Cayman) IV Ltd.). A majority of the outstanding shares of Celanese Corporation are owned by a group of investment funds advised by The Blackstone Group L.P., New York, U.S.A., a leading global investment firm (“The Blackstone Group”).

The following illustrates the ownership structure of the Purchaser at the time of the publication of this Disclosure Document (the “Structure Chart“):

GP = general partner

Celanese Europe Management GmbH (“Celanese Europe Management”), a limited liability company (Gesellschaft mit beschränkter Haftung, GmbH) organized under the laws of Germany with its registered office in Kronberg im Taunus, Germany, is the sole general partner of the Purchaser. BCP Acquisition GmbH & Co. KG (“BCP Acquisition”), a limited partnership organized under the laws of Germany with its registered office in Kronberg im Taunus, Germany, is the sole limited partner of the Purchaser. To date, the Purchaser has always been managed and represented by its general partner, Celanese Europe Management, and the legal representatives of Celanese Europe Management.

Celanese Europe Management is the sole general partner of BCP Acquisition. BCP Holdings GmbH (“BCP Holdings”), a limited liability company organized under the laws of Germany with its registered office in Kronberg im Taunus, Germany, is the sole limited partner of BCP Acquisition.

BCP Caylux Holdings Luxembourg S.C.A. (“BCP Luxembourg”), a partnership limited by shares (société en commandité par actions) organized under the laws of the Grand Duchy of Luxembourg, registered with the commercial register (Registre de Commerce et des Sociétés) of Luxembourg, is the sole shareholder of both Celanese Europe Management and BCP Holdings.

BCP Crystal US Holdings Corp., a Delaware corporation (“US Holdco”), directly and indirectly holds all of the equity of BCP Luxembourg. In accordance with Luxembourg law, a de minimus number of shares of BCP Luxembourg is held by two wholly-owned subsidiaries of US Holdco.

Celanese Holdings LLC (“Celanese Holdings”) a Delaware limited liability company, is the sole shareholder of U.S. Holdco.

Crystal US Holdings 3 L.L.C. (“Crystal Holdings 3”), a Delaware limited liability company, holds 100% of the equity of Celanese Holdings. Crystal Holdings 3 was formed to effect an offering of debt securities.

Celanese Corporation is a Delaware corporation, the shares of which are registered under the Exchange Act and traded on the New York Stock Exchange. Celanese Corporation holds 100% of the equity of Crystal Holdings 3.

Blackstone Capital Partners (Cayman) Ltd. 1 (“BCP 1”), Blackstone Capital Partners (Cayman) Ltd. 2 (“BCP 2”) and Blackstone Capital Partners (Cayman) Ltd. 3 (“BCP 3”), each an exempted company organized under the laws of the Cayman Islands, with its registered office in George Town, Grand Cayman, Cayman Islands, hold, in the aggregate, a majority of the outstanding stock of Celanese Corporation.

Blackstone Capital Partners (Cayman) IV L.P. (“BCP IV”), Blackstone Capital Partners (Cayman) IV-A L.P. (“BCP IV-A”), Blackstone Family Investment Partnership (Cayman) IV-A L.P. (“BFIP”) and Blackstone Chemical Coinvest Partners (Cayman) L.P. (“BCCP”), each an exempted limited partnership organized under the laws of the Cayman Islands, with its registered office in George Town, Grand Cayman, Cayman Islands, through their respective subsidiaries BCP 1 (which is wholly owned by BCP IV), BCP 2 (which is wholly owned by BCPIV-A and BFIP) and BCP 3 (which is wholly owned by BCCP), indirectly hold, in the aggregate, a majority of the outstanding stock of Celanese Corporation.

Blackstone Management Associates (Cayman) IV L.P. (“BMA”), an exempted limited partnership organized under the laws of the Cayman Islands, is the sole general partner of BCP IV, BCP IV-A, BFIP and BCCP. Blackstone LR Associates (Cayman) IV Ltd. (“Blackstone LR”), a limited duration company organized under the laws of the Cayman Islands, is the sole general partner of BMA.

The Purchaser, BCP Acquisition, Celanese Europe Management, BCP Holdings, BCP Luxembourg, US Holdco, Celanese Holdings, Celanese Corporation, BCP 1, BCP 2, BCP 3 and BCCP (or their respective predecessors) were each formed to effect the Original Tender Offer and the related transactions (including the Transactions described in this Disclosure Document) and prior to the completion of the Original Tender Offer did not engage in any activities other than those incident to their formation and such transactions. Since the completion of the Original Tender Offer, the Purchaser, BCP Acquisition, Celanese Europe Management, BCP Holdings, BCP Luxembourg, US Holdco, Celanese Holdings and Celanese Corporation have served as holding companies both for the majority interest in Celanese AG held by the Purchaser and for other operating businesses in the chemical sector. The principal business address of the Purchaser, BCP Acquisition, Celanese Europe Management and BCP Holdings is Frankfurter Strasse 111, 61476 Kronberg im Taunus, Germany (telephone + 49 69 305 16 000). The principal business address of BCP Luxembourg is 8-10, Rue Mathias Hardt, L-1717 Luxembourg, Grand Duchy of Luxembourg (telephone + 352 26 49 37 25). The principal business address of BCP 1, BCP 2, BCP 3, BCCP, BCP IV, BCP IV.A, BFIC, BMA and Blackstone LR is c/o Walkers, P.O. Box 265 GT, Walker House, George Town, Grand Cayman, Cayman Islands ( telephone (345) 949 0100). The principal business address of Celanese Corporation, US Holdco, Crystal Holdings 3 and Celanese Holdings is 1601 West LBJ Freeway, Dallas, Texas 75234-6034 (telephone (972) 901-4500).

Blackstone LR, BMA, BCP IV, BCP IV-A, BCCP, BCP 1, BCP 2 and BCP 3 are collectively referred to in this Disclosure Document as “Blackstone.” The entities shown in the Structure Chart are collectively referred to as the “Reporting Persons.”

None of the described Reporting Persons has been convicted in a criminal proceeding during the past five years or been party to a judicial or administrative proceeding during the past five years that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

The Reporting Persons may ultimately change the form or jurisdiction of one or more of the Reporting Persons by way of merger or other corporate transaction, may interpose additional entities into the ownership structure, and/or may liquidate or dissolve certain of the Reporting Persons.

The principal business of BCP IV, BCP IV-A and BFIP is investing in securities and committing capital to facilitate corporate restructurings, leveraged buyouts, bridge financings and other investments. The principal business of BMA consists of performing the functions of, and serving as, the sole general partner of BCP IV, BCP IV-A, BFIP and BCCP. The principal business of Blackstone LR consists of performing the functions of, and serving as, the sole general partner of BMA.

Due to their relationships with the Purchaser as described in this section, the following entities may be deemed to be the beneficial owner of Celanese Shares, as of March 31, 2005, as follows:

		Percentage of outstanding
		Celanese Shares (excluding
	Number of shares entity may be	Treasury Shares) entity may
Entity	deemed to beneficially own	be deemed to beneficially own
Celanese Europe Management	42,233,897	83.9%
BCP Acquisition	42,233,897	83.9%
BCP Holdings	42,233,897	83.9%
BCP Luxembourg	42,233,897	83.9%
US Holdco	42,233,897	83.9%
Celanese Holdings	42,233,897	83.9%

		Percentage of outstanding
		Celanese Shares (excluding
	Number of shares entity may be	Treasury Shares) entity may
Entity	deemed to beneficially own	be deemed to beneficially own
Crystal Holdings 3	42,233,897	83.9%
Celanese Corporation	42,233,897	83.9%
BCP1	16,344,518	32.5%
BCP2	1,140,315	2.3%
BCP3	8,869,118	17.6%
BCP IV	16,344,518	32.5%
BCP IV-A	261,132	0.5%
BFIP	879,183	1.7%
BCCP	8,869,118	17.6%
BMA	42,233,897	83.9%
Blackstone LR	42,233,897	83.9%

As used in this Disclosure Document, “beneficial ownership” has the meaning provided in Rule 13d-3 under the Exchange Act. Shareholders should be aware that “beneficial ownership” as determined under the Exchange Act may be different from the determination of attribution of voting rights pursuant to § 22 of the German Securities Trading Act (WpHG). Certain information regarding these entities and certain control persons thereof is set forth on Schedule 1 hereto.

2.	Description of Celanese AG and Celanese Shares

Celanese AG is a stock corporation organized under the laws of Germany with its registered office in Kronberg im Taunus. The principal executive office of Celanese AG is located at Frankfurter Strasse 111, 61476 Kronberg im Taunus, Germany (telephone: + 49 69 305 16 000).

Celanese AG is a leading industrial chemicals company whose business involves processing chemical raw materials, such as ethylene and propylene, and natural products, including natural gas, into value-added chemicals and chemical-based products. The Celanese portfolio consists of four main business segments: Chemical Products, Technical Polymers Ticona and Performance Products.

For the short fiscal year ended September 30, 2004, Celanese AG had net sales of $3,789 million and an operating profit of $57 million from continuing operations. As of September 30, 2004, Celanese AG had approximately 9,275 employees worldwide on a continuing basis, 24 production plants and five research centers in ten countries, including significant joint ventures.

The share capital of Celanese AG consists of €140,069,354 divided into 54,790,369 ordinary shares of no par value issued in registered form.

Further, as of March 31, 2005, Celanese AG, enterprises controlled or majority-owned by Celanese AG and parties acting for the account of Celanese AG held 4,432,351 Celanese Shares (representing approximately 8.1% of the registered share capital of Celanese AG) as Treasury Shares (eigene Aktien).

The Celanese Shares are admitted to trading on the official market (Amtlicher Markt) of the Frankfurt Stock Exchange. The Celanese Shares are traded on the Frankfurt Stock Exchange and through the electronic trading system XETRA under the symbol “CZZ,” under the German Securities Identification Number (Wertpapierkennnummer) (WKN) 575 300 and under the International Securities Identification Number (ISIN) DE 0005753008. The Celanese Shares were delisted from the New York Stock Exchange on June 2, 2004.

Celanese shareholders should note that, prior to the date of this Disclosure Document and since June 23, 2004, the date on which the execution of the Domination Agreement was announced, the Celanese Shares have consistently traded on the Frankfurt Stock Exchange at prices higher than the Mandatory Offer Consideration. Shareholders are urged to obtain a current market quotation for the Celanese Shares before deciding whether to sell their shares to any of the Reporting Persons.

The following table sets forth the high and low closing prices per Celanese Share for the periods indicated. The Celanese Share prices shown below represent the closing prices on the XETRA electronic trading system of the Frankfurt Stock Exchange.

Frankfurt Stock Exchange (in Euros)			Dividend
Calendar Year	High	Low	Paid
2002
First Quarter	EUR24.89	EUR20.00	—
Second Quarter	27.42	21.60	—
Third Quarter	24.20	17.60	—
Fourth Quarter	23.21	15.96	—
2003
First Quarter	22.32	13.75	—
Second Quarter	21.79	15.79	EUR0.44
Third Quarter	31.88	20.52	—
Fourth Quarter	32.61	25.99	—
2004
First Quarter	33.61	31.91	—
Second Quarter	43.55	33.50	EUR0.12
Third Quarter	45.00	43.40	—
Fourth Quarter	45.70	44.00	—
2005
First Quarter	50.50	45.10
Second Quarter (through April 8, 2005)	48.25	46.13

Sources: FactSet Research Systems Inc, Datastream

On April 8, 2005, the closing price of Celanese Shares on the XETRA electronic trading system of the Frankfurt Stock Exchange was EUR48.25 per Celanese Share (as reported on Bloomberg L.P.).

3.	Summary Financial Information for Celanese AG

The balance sheet data shown below as of September 30, 2004, December 31, 2004 and December 31, 2003, and the statement of operations data for the nine months ended September 30, 2004 and September 30, 2003 and for the year ended December 31, 2003, all of which are set forth below, are derived from the Consolidated Financial Statements of Celanese AG included in the Celanese AG Annual Report and should be read in conjunction with those financial statements and the notes thereto.

	As of September	As of December	As of December
	30, 2004	31, 2004	31, 2003

	(in $ millions) (1)	(in EUR Millions)	(in EUR Millions)

Balance Sheet Data:
Current assets	2,350	1,892	1,816
Total assets	6,630	5,340	5,395
Current liabilities	1,805	1,454	1,562
Total liabilities and shareholders equity	6,630	5,340	5,395

	Nine Months Ended			Year Ended
	September 30,			December 31,
	2004 (1)	2004	2003	2003
			(unaudited)
	(in $ millions	(in EUR millions	(in EUR millions	(in EUR millions
	except for	except for share	except for share	except for share
	share and per	and per share	and per share	and per share
	share data)	data)	data)	data)
Statement of Operations Data:
Net sales	3,789	3,051	3,103	4,075
Operating profit	57	46	115	107
Earnings (loss) from continuing operations	(110)	(88)	124	129
Net earnings (loss)	(88)	(70)	116	132
Earnings (loss) per common share from continuing operations – basic and diluted	(2.23)	(1.78)	2.51	2.61
Net earnings (loss) per common share	(1.78)	(1.42)	2.34	2.57
Weighted average shares — basic	49,401,898	49,401,898	49,487,911	49,445,958
Weighted average shares – diluted	49,401,898	49,401,898	49,487,911	49,457,145

(1)	The US $ figures are unaudited and have been translated solely for convenience of the reader at an exchange rate of US $1.2418 per EUR1.00, the Noon Buying Rate on September 30, 2004.

Celanese AG historically has not reported a ratio of earnings to fixed charges or book value per share.

The complete financial statements of Celanese AG for the shortened fiscal year ended September 30, 2004, and the year ended December 31, 2003 are included in the Celanese AG Annual Report. Copies of the Celanese AG Annual Report may be obtained by contacting Celanese Corporation, Investor Relations, at 1601 West LBJ Freeway, Dallas, Texas 75234-6034 ((908) 901-4504).

4.	Interest of the Reporting Persons in Celanese AG

(a)	In General.

Pursuant to the Original Tender Offer, in April 2004 the Purchaser acquired, at a price of EUR32.50 per share, a total of 41,588,227 Celanese Shares, representing approximately 82.6% of the outstanding Celanese Shares (excluding Treasury Shares). Pursuant to the Mandatory Offer, as of March 31, 2005, the Purchaser had acquired a total of 645,670 Celanese Shares in exchange for the Mandatory Offer Consideration, including 20,486 Celanese Shares during the 60 days prior to and including such date. Those Celanese Shares, together with the Celanese Shares purchased in the Original Tender Offer, represent approximately 83.9% of the outstanding Celanese Shares (excluding Treasury Shares).

Except as described in Section IV.1, “Companies Involved — Description of the Reporting Persons,” at the time of the publication of this Disclosure Document, neither the Purchaser nor any other Reporting Person hold, directly or indirectly, any interest, or are attributed any voting rights, in Celanese AG.

In particular, except as described in this Disclosure Document,

(i) none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1 hereto or any associate or majority-owned subsidiary of the Reporting Persons or any of the persons so listed in Schedule 1 beneficially owns any Celanese Shares, and

(ii) none of the Reporting Persons, or to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1 hereto or any associate or majority-owned subsidiary of the Reporting Persons or any of the persons so listed in Schedule 1 has effected any transaction in the Celanese Shares during the 60 days prior to the filing of this Disclosure Document by the Reporting Persons.

Except as described in this Disclosure Document, none of the Reporting Persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1 hereto, has had any business relationship or transaction with Celanese AG or any of its executive officers, directors or affiliates that is required to be reported under the applicable rules and regulations of the SEC.

Except as described in this Disclosure Document, there have been no material contacts, negotiations or transactions within the past two years between any of the Reporting persons or, to the best knowledge of the Reporting Persons, any of the persons listed in Schedule 1 hereto, on the one hand, and Celanese AG and/or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, takeover offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets of Celanese AG.

(b)	Transaction Details.

The following table shows the amount of Celanese Shares purchased, the range of prices paid and the average purchase.

	No. of Shares Purchased	Price Paid
2004
Second Quarter	41,588,227	EUR32.50
Third Quarter	—	—
Fourth Quarter	601,351	EUR41.92*
2005
First Quarter	44,319	EUR41.92*
*Plus applicable interest (calculated as described in the definition of the Mandatory Offer Consideration).

The following table describes each transaction involving the subject securities during the 60 days prior to and including March 31, 2005, all of which were made by the Purchaser pursuant to the Mandatory Offer at a price per share of EUR41.92 plus applicable interest (calculated as described in the definition of the Mandatory Offer Consideration).

Date of the Transaction	Number of Shares Purchased
02/02/05	545
02/03/05	890
02/08/05	47
02/08/05	22
02/09/05	127
02/11/05	341
02/15/05	192
02/16/05	552
02/18/05	50
02/22/05	40
03/04/05	55
03/07/05	500
03/11/05	1008
03/21/05	3
03/22/05	263
03/22/05	13,000
03/23/05	500
03/28/05	4
03/30/05	582
03/31/05	1765

5.	Celanese AG’s Position with Respect to the Transactions

As of the date of this Disclosure Document, the Reporting Persons have not requested the approval of the supervisory board or the board of management of Celanese AG (or asked for their position with respect to) any of the Transactions contemplated by this Disclosure Document.

V.	BACKGROUND AND OBJECTIVE OF THE TRANSACTIONS

1.	Background

(a)	General Background of the Original Tender Offer

Blackstone became interested in pursuing a potential acquisition of Celanese AG in early 2002. At that time, it contemplated partnering with another entity (the “corporate partner”). In February 2002, Blackstone and its corporate partner engaged Morgan Stanley & Co. Incorporated (“Morgan Stanley”) as lead M&A advisor and potential financing source to contact Celanese AG to determine whether it would be interested in pursuing a transaction. After initial contacts by Morgan Stanley, Blackstone and its corporate partner sent a letter to Celanese AG in late February 2002 indicating their initial interest in a negotiated acquisition of Celanese AG.

On March 11, 2002, representatives of Blackstone, including Chinh Chu and Robert Friedman, senior managing directors of The Blackstone Group, the corporate partner and Celanese AG, including Claudio Sonder, Perry Premdas and Andreas Pohlmann, then the chairman of the management board, chief financial officer and chief administrative officer (at the time of the March 2002 meeting, the corporate secretary), respectively, of Celanese AG, as well as representatives of Morgan Stanley and of Goldman, Sachs & Co. oHG (“Goldman Sachs”), financial advisor to Celanese AG, met in Frankfurt to discuss the possibility of a transaction. Another meeting among this group was held in New York on May 20, 2002 to continue to discuss the possibility of a transaction and questions of Blackstone and its corporate partner regarding certain publicly available information that had been provided to them by Celanese AG in mid-April, 2002.

Blackstone and its corporate partner submitted a due diligence request to Celanese AG on June 18, 2002 and, thereafter, the parties discussed the process by which Blackstone and its corporate partner might be permitted to get limited access to additional, non-public due diligence materials. Blackstone, its corporate partner and Celanese AG agreed that due diligence materials would be provided on a staggered basis, with non-public information to be provided at Celanese AG’s discretion following an acceptable preliminary proposal by Blackstone and its corporate partner satisfying certain preconditions specified by Celanese AG earlier and reconfirmed in a letter from Claudio Sonder, dated June 25, 2002, including information regarding Blackstone’s and its corporate partner’s intentions regarding post-closing strategy and employee matters, and thereafter depending on the progress of discussions.

On July 26, 2002, Blackstone and its corporate partner executed a confidentiality agreement with Celanese AG with respect to the due diligence materials to be provided. On the same day, Mr. Sonder met representatives of Blackstone as well as the corporate partner in New York separately, in order to discuss with Blackstone its geographic as well as industrial investment strategies and with the corporate partner its strategic intentions with respect to the possible investment in Celanese AG as well as possible synergies. Based upon the process agreed upon among the parties for a due diligence investigation, Celanese AG first provided a limited amount of due diligence information, most of which consisted of publicly available information, to Blackstone and its corporate partner on August 11, 2002, and additional materials in mid-September and early October 2002. On the basis of that information, on November 13, 2002, Blackstone and its corporate partner submitted a preliminary indication of interest in acquiring Celanese AG at a price range of EUR28 to EUR30 per Celanese Share. Celanese AG responded by letter dated November 26 indicating that the indication of interest did not satisfy certain expectations of Celanese AG regarding the price range as well as post acquisition strategy and therefore requesting further clarification on these issues. The concerns about the post-acquisition strategy related in particular to the consortium’s proposed division of responsibility for different parts of Celanese AG’s business between Blackstone and its corporate partner, the implications of having both a financial and a strategic investor invested in the company (including any potential break-up of the business), and the involvement of its management and employees in those plans. As discussed below, these particular concerns about the consortium’s post-acquisition strategy were obviated once Blackstone’s corporate partner withdrew from the process. On December 3, 2002 Claudio Sonder met Stephen Schwarzman, then the President and CEO of The Blackstone Group, in New York, in order to discuss the approach made by Blackstone and the corporate partner as well as the status of the discussions as of that date. On December 9, 2002, representatives of Blackstone, its corporate partner and Celanese AG met in Frankfurt am Main to discuss the preliminary indication of interest.

As a result of a change in its strategy, Blackstone’s corporate partner determined to withdraw from the process shortly after the December 9, 2002 meeting. On January 6, 2003, Mr. Chu called Mr. Sonder to re-affirm Blackstone’s continued interest in an acquisition of Celanese AG and its willingness to proceed without its corporate partner. Blackstone resubmitted a written indication of interest at the same price range of EUR28 to EUR30 on January 21, 2003. Mr. Sonder replied by letter to Mr. Chu on January 29, 2003, and indicated that the management board of Celanese AG had determined that the proposed price range did not reflect the full value potential of Celanese AG. In the January 29, 2003 letter, Mr. Sonder suggested further meetings to discuss the proposed valuation.

Mr. Chu met with Mr. Pohlmann, other representatives of Celanese AG and representatives of Morgan Stanley and Goldman Sachs in Koenigstein on February 17, 2003 to discuss the next steps in the process and, among other topics, the scope of Blackstone’s due diligence investigation, including access to senior management. On March 12, 2003, Blackstone received a presentation from Celanese AG’s management on general business-related matters in New York. Additional presentations were given in Frankfurt am Main and New York during the period from April 4 to April 8, 2003.

On May 20, 2003, Blackstone submitted a revised bid proposal that highlighted in particular concerns about Celanese AG’s pension liabilities and therefore reflected a price of EUR28 per share and a 90% minimum acceptance condition. Blackstone’s May 20, 2003 proposal also noted that the financing structure of the proposed transaction contemplated a pre-funding of approximately EUR380 million of pension contributions. On June 20, 2003, representatives of Blackstone met with the board of management of Celanese AG in order to discuss the contents of this revised bid proposal. Celanese AG informed Blackstone that its proposal was inadequate on both the proposed price and the minimum acceptance condition. Representatives of Blackstone then met with Messrs. Pohlmann and Jakobsmeier of Celanese AG and a representative of Goldman Sachs in New York on June 20, 2003, where the Celanese AG representatives highlighted positive recent developments at the company. Following further discussions, Blackstone submitted a revised bid proposal on June 24, 2003, increasing the price to EUR29 per share and lowering the minimum acceptance condition to 85%. At about the same time, Blackstone also submitted to Celanese AG a draft of an agreement that it would expect to receive from Kuwait Petroleum Corporation (“KPC”) pursuant to which KPC would agree to tender its Celanese Shares in the offer.

Mr. Sonder and Mr. Schwarzman spoke on July 8, 2003 and Mr. Sonder requested that Blackstone once again improve its price. In response, Blackstone submitted a revised bid proposal on July 9, 2003 reflecting a price increase to EUR30 per share with the same 85% minimum acceptance condition. On July 10, 2003, Blackstone contacted Credit Suisse First Boston, which had been engaged by KPC, concerning its proposed offer and, on July 11, 2003, Blackstone discussed the proposed offer with representatives of KPC.

On July 21, 2003, Celanese AG provided to Blackstone a copy of a resolution of Celanese AG’s management board supporting the continuation of discussions based on the proposed offer described in the July 9, 2003 letter. Celanese AG also informed Blackstone that it had provided a copy of this resolution to KPC. On July 29, 2003, Blackstone received confirmation from KPC that

KPC would be willing to tender its Celanese Shares in an offer on the terms outlined in the July 9, 2003 letter.

On August 5, 2003, Blackstone engaged Deutsche Bank Securities Inc. to work with Morgan Stanley to assist with the financing of the proposed offer. On August 19, 2003, Blackstone met with its financial advisors to discuss the financing of the proposed offer.

Also from time to time during August and into September, representatives of Celanese AG discussed with Blackstone their concerns about the impact of the proposed transaction on the various stakeholders of Celanese AG, including its employees and management. Blackstone explained its intentions with respect to those issues, including its customary approach to management incentive compensation.

On August 20, 2003, Celanese AG agreed to permit Blackstone to engage in the next phase of due diligence, and, during the period from August 20 to August 22, 2003, representatives of Celanese AG conducted management due diligence sessions in New York with representatives of Blackstone, Morgan Stanley and Deutsche Bank Securities Inc. and their respective legal counsel. Following those meetings, Celanese AG made data rooms with additional due diligence materials available in Frankfurt am Main and New York for Blackstone and its advisors. Between August 22 and November 18, 2003, Celanese AG addressed the follow-up questions raised by Blackstone and the financing sources resulting from the due diligence material reviewed by Blackstone, its advisors and its financing sources.

On September 10, 2003, Blackstone made a presentation in Frankfurt am Main to senior management of Celanese AG with respect to Blackstone’s financial model and post-acquisition strategy. The parties met again on October 3, 2003, at which time senior management of Celanese AG indicated that they felt that the proposed offer price of EUR30 was not sufficient and that they would require an increase in the proposed offer price in order to continue to support negotiations regarding Blackstone’s proposal. Among other things, senior management of Celanese AG noted that Celanese AG’s share price had increased from (applying XETRA closing prices) EUR22 on July 9, 2003, when Blackstone submitted its proposal increasing its proposed price to EUR30 per Celanese Share, to EUR28.19 on October 2, 2003, an increase of 28%, which had significantly reduced the premium represented by the proposed EUR30 per share price. On October 13 and 14, 2003, Mr. Schwarzman met with Mr. Sonder and discussed, among other things, Celanese AG’s request for an increase in the proposed offer price. During these meetings, Mr. Schwarzman indicated that Blackstone would agree to increase the proposed offer price to EUR32.50 per share, with the same 85% minimum tender condition as had been proposed earlier.

On October 15, 2003, Celanese AG agreed to permit Blackstone and its representatives to conduct the final phase of their due diligence. On October 22, 2003, Mr. Pohlmann emailed Mr. Chu and outlined the terms of the proposal that Celanese AG expected to receive from Blackstone. On October 29 and 30, 2003, representatives of Celanese AG and Blackstone met in New York to discuss, among other things, the acquisition and financing structure as well as due diligence issues.

On November 5, 2003, Mr. Sonder delivered a letter to Mr. Schwarzman inquiring about the status of Blackstone’s proposal. Mr. Schwarzman responded by letter dated November 7, 2003, indicating Blackstone’s desire to continue negotiations but expressing concern regarding revised projections recently received by Blackstone and indicating that Blackstone was continuing to address certain due diligence matters.

On November 18, 2003, Messrs. Schwarzman and Chu met in Frankfurt am Main with the entire board of management of Celanese AG. Among the topics discussed was Celanese’s ongoing insistence that Blackstone arrange for funds to be available for contributions to Celanese AG’s pension plans. On November 21, 2003, Morgan Stanley provided Blackstone with an update on the financing of the proposed offer. From December 4 through December 7, 2003, Blackstone negotiated funding commitments in London with Deutsche Bank Securities Inc., certain of its affiliates, and affiliates of Morgan Stanley.

After securing its financing commitments, Blackstone submitted an offer proposal to Celanese AG on December 6, 2003, which included the increased offer price of EUR32.50 per share and an agreement to arrange for a pre-funding of $462.5 million of pension contributions. The December 6, 2003 proposal also discussed Blackstone’s plans to provide for financing beyond the amount that would be required for the consummation of the Original Tender Offer and the proposed pension contributions, in order to address management’s concerns that Celanese AG maintain adequate liquidity after a transaction. Representatives of Celanese AG, including the entire management board, together with their advisors, met in New York on December 8 and 9, 2003 with representatives of Blackstone, including Mr. Chu, and Blackstone’s advisors to negotiate the final terms and conditions of the proposed offer. On December 13 and 14, 2003, Blackstone and KPC, through their respective counsels, negotiated the final terms of the KPC Agreement. On December 13, 2003, Blackstone submitted a letter, sent by The Blackstone Group on behalf of Purchaser (the “Blackstone Proposal Letter”), reflecting the terms discussed during these meetings, to Celanese AG. The management board of Celanese AG met on December 14, 2003 and voted unanimously to support an offer made on the terms set forth in the December 13, 2003 proposal. On December 14, 2003 Celanese AG delivered a letter to Mr. Schwarzman indicating, among other things, the support of the management board for an offer to be made on the terms set forth in the Blackstone Proposal Letter. Representatives of Celanese AG notified the supervisory board on December 15 of the proposed offer. Also on December 15, Purchaser and KPC entered into an agreement (the “KPC Agreement”) whereby KPC, among other things, agreed to tender into the Original Tender Offer all of its 14,400,000 Celanese Shares (the “KPC Shares”), no later than the 15th business day of the acceptance period of the Original Tender Offer, and not to withdraw the KPC Shares unless the KPC Agreement was terminated. The KPC Shares, which were tendered in the Original Tender Offer, represented approximately 26.28% of the registered share capital of Celanese AG (and 29.2% of the Celanese Shares carrying voting rights, i.e. all outstanding Celanese Shares excluding Treasury Share) outstanding at that time.

Following the finalization of additional arrangements relating to its financing commitments, which occurred late on December 15, 2003, Purchaser publicly announced its decision to make the Original Tender Offer on December 16, 2003. The management board of Celanese AG then publicly announced its support of such the Original Tender Offer, subject to the offer document as published meeting the terms and conditions expressed in the Blackstone Proposal Letter.

On February 2, 2004, Purchaser commenced the Original Tender Offer, a voluntary public takeover offer for all outstanding registered ordinary shares of Celanese AG at an offer price of EUR32.50 per share, in cash, without interest. Pursuant to the Original Tender Offer, in April 2004 Purchaser acquired a total of 41,588,227 Celanese Shares, representing approximately 82.6% of the outstanding Celanese Shares (excluding Treasury Shares).

(b)	General Background of the Mandatory Offer

Since the Purchaser’s acquisition of Celanese Shares pursuant to the Original Tender Offer representatives of the Purchaser and the other Reporting Persons have had numerous contacts with Celanese AG and its representatives with respect to a variety of operational and financial matters, including those described below.

(i)	Appointment of Shareholder Representatives of Purchaser to the Supervisory Board

Purchaser notified the chairman of the supervisory board of Celanese AG on April 20, 2004 of its intention to have its candidates appointed to the supervisory board as soon as practicable and prior to Celanese AG’s annual general meeting on June 15, 2004 (the “June AGM”). Purchaser requested that the chairman of the supervisory board discuss with the members of the supervisory board who are shareholder representatives whether they were prepared to resign from their offices on the supervisory board and the chairman of the supervisory board agreed to do so. On April 28, 2004, Celanese AG announced that the members of the supervisory board who were shareholder representatives had resigned with effect prior to the June AGM. The letter to the chairman of the supervisory board was filed with the SEC as an exhibit to the Schedule 13D by Purchaser and certain of its affiliates on April 28, 2004. Upon application of the board of management of Celanese AG to the local court (Amtsgericht) of Koenigstein im Taunus, effective May 8, 2004, the court appointed six new members, all of whom are representatives of Blackstone, to serve as members of the supervisory board until the following annual shareholder meeting. At the June AGM, the shareholders of Celanese AG elected the same six members to serve as members of the supervisory board until the annual shareholder meeting that resolves upon the ratification of the supervisory board actions for the fiscal year 2008.

(ii)	Background of the Domination Agreement

On June 22, 2004, the Purchaser entered into the Domination Agreement pursuant to which Celanese AG agreed to submit itself to the direction of, and to transfer its entire profits to, the Purchaser and the Purchaser agreed to compensate Celanese AG for any annual net losses (Jahresfehlbetrag) incurred during the term of the Domination Agreement. The Domination Agreement and a related change to Celanese AG’s fiscal year, to have the next fiscal year begin on October 1, 2004, was submitted to a shareholder vote, and approved, at an extraordinary general meeting held on July 30 and 31, 2004. The Domination Agreement was registered in the commercial register of the Local Court of Koenigstein im Taunus on August 2, 2004 and, under the terms thereof, became operative on the first day of Celanese AG’s next fiscal year, October 1, 2004.

Under applicable German law and the terms of the Domination Agreement, the Purchaser was obligated, upon the Domination Agreement becoming operative, to make the Mandatory Offer to acquire all outstanding Celanese Shares from the minority shareholders (außenstehende Aktionäre) of Celanese AG in return for payment of fair cash compensation (angemessene Barabfindung). The amount of fair cash compensation was determined to be EUR41.92 per share. As required under § 305(3), sentence 3, of the German Stock Corporation Act, the Purchaser will pay interest on the Offer Price from the business day following the date the Domination Agreement becomes operative to all shareholders who tender into the Mandatory Offer, at a rate of 2% plus the base rate (as defined in § 247 of the German Civil Code (BGB)) prevailing from time to time per annum, as reduced by any guaranteed dividend payments.

The effect of the Domination Agreement on Celanese AG and the unaffiliated holders of the remaining outstanding Celanese Shares is described in Section III.1(a), ”Special Factors – Purposes, Alternatives, Reasons and Effects – Purposes, Alternatives and Reasons.” In particular, the remaining minority shareholders of Celanese AG no longer have any right to receive ordinary dividends, as all of Celanese AG’s profits are entitled to be transferred to the Purchaser. In order to compensate minority shareholders, minority shareholders are entitled to receive a gross guaranteed fixed annual dividend on their shares (Ausgleich) of EUR3.27 per Celanese Share less certain corporate taxes in lieu of any future dividend. Taking into account the circumstances and the tax rates at the time of the entering into of the Domination Agreement, the net guaranteed fixed annual dividend is EUR2.89 per share for a full fiscal year.

For so long as the Domination Agreement remains operative, the Purchaser is entitled to give instructions to the board of management of Celanese AG, including, but not limited to, instructions that are disadvantageous to Celanese AG, as long as such disadvantageous instructions benefit the

Purchaser or the companies affiliated with either the Purchaser or Celanese AG. Subject to the limited exceptions detailed above, Celanese AG’s board of management is required to comply with such instructions.

(c)	The Restructuring

In October and November 2004, certain of the Reporting Persons completed an internal restructuring pursuant to which the Purchaser effected, by giving a corresponding instruction under the Domination Agreement, the transfer of all of the shares of Celanese Americas Corporation (“CAC”) from Celanese Holding GmbH, a wholly owned subsidiary of Celanese AG, to BCP Luxembourg which resulted in BCP Luxembourg owning 100% of the equity of CAC and, indirectly, all of its assets, including subsidiary stock.

Following the transfer of CAC to BCP Luxembourg, among other things, (1) BCP Crystal Holdings Ltd. 2 (the predecessor of Celanese Holdings) contributed substantially all of its assets and liabilities (including all outstanding capital stock of BCP Luxembourg) to US Holdco in exchange for all of the outstanding capital stock of US Holdco; (2) US Holdco assumed substantially all obligations of BCP Luxembourg, including all rights and obligations of BCP Luxembourg under its senior credit facilities, floating rate term loan and senior subordinated notes; (3) BCP Luxembourg transferred certain assets, including its equity ownership interest in CAC, to US Holdco; (4) BCP Crystal Holdings Ltd. 2 was reorganized as a Delaware limited liability company and changed its name to Celanese Holdings; and (5) Blackstone Crystal Holdings Capital Partners (Cayman) IV Ltd. (the predecessor to Celanese Corporation) was reorganized as a Delaware corporation and changed its name to Celanese Corporation.

As a result of these transactions, US Holdco holds 100% of CAC’s equity and, indirectly, all equity owned by CAC in its subsidiaries. In addition, US Holdco holds, indirectly, all of the Celanese Shares held by the Purchaser.

In addition, CPO Celanese AG & Co. Procurement Olefin KG, Frankfurt am Main, a wholly owned subsidiary of Celanese AG, which acted as a purchasing agent on behalf of Celanese AG as well as third parties, was transferred to the Purchaser. As a result of the transfer of CAC, Celanese AG now serves primarily as the holding company for the European business and certain Asian businesses of Celanese Corporation. In September 2004, Ticona Norden Danmark A/S was transferred by Celanese AG to the Purchaser.

2.	Intentions of the Purchaser with Regard to Celanese AG

(a)	Use of Celanese Shares Acquired in the Transactions

Until they acquire at least 95% of the outstanding Celanese Shares (excluding Treasury Shares), the Reporting Persons plan to retain any such Celanese Shares acquired in the Transactions. Once they have acquired 95% or more of the outstanding Celanese Shares (excluding Treasury Shares), the Reporting Persons currently intend to request that the shareholders’ meeting of Celanese AG resolve upon the transfer to the Purchaser of the Celanese Shares not owned by the Purchaser in exchange for fair cash compensation pursuant to §§ 327a et seq. of the German Stock Corporation Act in a squeeze-out.

(b)	Future Business Activities, Assets, and Obligations of Celanese AG

Celanese AG is a majority-owned subsidiary of the Purchaser. Since the Domination Agreement became operative, the Purchaser has been able to issue, and has issued, instructions to the management board of Celanese AG. The Purchaser and the other Reporting Persons intend to continually explore acquisition and divestiture opportunities with respect to Celanese AG’s business and may pursue such opportunities, either through Celanese AG or through other entities in the affiliated group, from time to time. At present, the Purchaser and the other Reporting Persons do not plan to sell substantial assets of Celanese AG and its subsidiaries to third parties, except as discussed in this Disclosure Document or as part of Celanese AG’s ongoing consolidation program.

The Purchaser and the other Reporting Persons consider the Chemical Products segment as attractive with significant opportunity to expand through further downstream integration. The Purchaser and the other Reporting Persons believe that a greater degree of forward integration may expand overall segment margins, reduce earnings volatility and increase Celanese AG’s valuation multiple.

The Purchaser and the other Reporting Persons view Ticona as an attractive segment undergoing a restructuring process within selected product lines nonetheless well positioned to take advantage of an economic recovery. Given Ticona’s broad geographic scope, strong customer relationships, favorable strategic alliances and attractive market positions in polyacetal and ultra high molecular weight polyethylene, the Purchaser and the other Reporting Persons expect to work with management of Celanese AG to strengthen the polyacetal and ultra high molecular weight polyethylene market positions. In addition, the Purchaser and the other Reporting Persons support ongoing restructuring plans in the Ticona segment.

The Purchaser and the other Reporting Persons view Nutrinova as a non-core segment within Celanese AG. Although the Purchaser and the other Reporting Persons view Nutrinova’s product Sunett as strategically well positioned, they believe that management of Celanese AG has followed a prudent course in reviewing alternatives for the Nutrinova segment, including joint ventures or a partial or full sale.

The Purchaser and the other Reporting Persons expect to continue to review Celanese AG and its assets, corporate structure, capitalization, operations, policies, management and personnel to determine, in consultation with the management, what changes, if any, would be desirable. As a result of this review or in light of future developments, the Purchaser and the other Reporting Persons may reconsider their current intentions and views as set forth in this Disclosure Document and may make any changes that they deem necessary or appropriate with respect to Celanese AG, to the extent permitted by law. As discussed elsewhere in this Disclosure Document, the Purchaser and the other Reporting Persons may transfer businesses and assets between the Reporting Persons, on the one hand, and Celanese AG and its subsidiaries, on the other.

(c)	Management Board and Supervisory Board of Celanese AG

The supervisory board of Celanese AG currently consists of twelve members. According to the regulations of the Co-determination Act (Mitbestimmungsgesetz) of 1976, the supervisory board of Celanese AG includes six shareholder representatives and six employee representatives. As explained in Section V.1(b)(i), “Background and Objective of the Transactions — Background – General Background of the Mandatory Offer – Appointment of Shareholder Representatives of Purchaser to the Supervisory Board,” the Purchaser is currently represented on Celanese AG’s supervisory board by the six members who are shareholder representatives who will serve as members of the supervisory board until the annual shareholder meeting that resolves upon the ratification of the supervisory board actions for the fiscal year 2008.

As a consequence of owning a majority of outstanding Celanese Shares, the Purchaser and the other Reporting Persons have assumed control of Celanese AG and expect to make additional changes.

(d)	Registered Office of Celanese AG, Location of Principal Parts of the Business, Employees of Celanese AG and their Representatives

The registered office of Celanese AG is located in Kronberg im Taunus, Germany. The Purchaser and the other Reporting Persons do not currently intend to change the registered office. However, Celanese Corporation, a Delaware corporation with its principal office in Dallas, Texas, has become the parent company of Celanese AG.

(e)	Transfer of Celanese Americas Corporation; Other Proposed Restructurings

In addition to the restructuring described above under Section V.1(c), “Background and Objectives of the Transactions — Background – The Restructuring,” the Purchaser and the other Reporting Persons may decide to make other changes to Celanese AG’s capital structure or corporate organization in order to streamline the operation, management and financing of the Reporting Persons and their subsidiaries, in connection with facilitating future acquisitions or dispositions of the Reporting Persons and their subsidiaries, or for other purposes, including other activities required to enable it to maintain holding company status under German tax law and to enable it to satisfy the requirements of German law regarding the head of a fiscal unity.

(f)	Dividends

At the Annual Shareholders Meeting on June 15, 2004, Celanese shareholders approved payment of a dividend on the Celanese Shares for the fiscal year ended December 31, 2003 of EUR 0.12 per Celanese Share. With respect to the fiscal year ended September 30, 2004, no dividend will be paid by Celanese AG due to Celanese AG’s net loss for that period.

As described in Section V.1(b)(ii), “Background and Objectives of the Transactions — Background – General Background of the Mandatory Offer – Background of the Domination Agreement,” by virtue of the Domination Agreement becoming operative, with respect to periods from and after October 1, 2004, minority shareholders are only entitled to receive the guaranteed fixed annual dividend of EUR3.27 per Celanese Share less certain corporate taxes, in lieu of any future dividends on their Celanese Shares. The guaranteed fixed annual dividend will first be paid following the end of Celanese AG’s fiscal year ending September 30, 2005. Payments of any such guaranteed fixed annual dividends in respect of outstanding Celanese Shares will reduce the amount of any interest payable as part of the Mandatory Offer Consideration in the event that such Celanese Shares are subsequently tendered in the Mandatory Offer.

(g)	Other Plans

Except as described in this Disclosure Document, the Purchaser and the other Reporting Persons do not currently intend to cause Celanese AG to undertake significant future obligations outside of its usual business activity and do not have other specific plans with respect to the utilization of the assets of Celanese AG. However, the Purchaser and/or the other Reporting Persons may develop such plans or intentions in the future.

To the extent that the Purchaser owns less than 95% of the registered share capital (excluding Treasury Shares) of Celanese AG, the Purchaser and the other Reporting Persons currently intend to take such actions as they deem appropriate, depending upon various factors, for the purpose of acquiring 95% or more of such registered share capital with a view toward implementing a squeeze-out. The Reporting Persons may make such purchases from time to time in open market purchases, privately negotiated transactions, pursuant to Compulsory Transactions or otherwise.

Except as described in this Disclosure Document, neither the Purchaser or any of the other Reporting Persons or any of the individuals listed on Schedule I (such individuals are referred to in this Disclosure Document as “Reporting Individuals”) has any present plans or proposals that would relate to or result in (i) any extraordinary corporate transaction involving Celanese AG or any of its subsidiaries (such as a merger, reorganization or liquidation), (ii) any purchase, sale or other transfer of a material amount of assets of Celanese AG or any of its subsidiaries, (iii) any material change in the present dividend rate or policy, or indebtedness or capitalization of Celanese AG, (iv) any change in the management board, supervisory board or management of Celanese AG, (v) any other material change in Celanese AG’s corporate structure or business, (vi) a class of equity securities of Celanese AG being delisted from a securities exchange or ceasing to be authorized to be quoted in an automated quotations system operated by a securities association or a stock exchange or (vii) a class of equity securities of Celanese AG becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Exchange Act. However, the Purchaser, the other Reporting Persons and/or the Reporting Individuals may develop such plans or proposals in the future.

VI.	THE TRANSACTIONS

1.	Subject of the Transactions

The Purchaser and the other Reporting Persons aim to purchase or otherwise acquire for cash all of the outstanding Celanese Shares (WKN 575 300/ISIN DE 0005753008/CUSIP D 1497A101).

2.	Types of Purchases or Acquisitions

(a)	Open Market Purchases

The Purchaser or the other Reporting Persons may, from time to time, purchase Celanese Shares on the open market at or near prevailing market prices.

(b)	Privately Negotiated Purchases

The Purchaser or the other Reporting Persons may, from time to time, purchase Celanese Shares in negotiated transactions at prices that may be higher or lower than prevailing market prices for the Celanese Shares at such time.

(c)	Acquisitions in Connection with a Squeeze-out

If during or following the Mandatory Offer, the Purchaser owns Celanese Shares that represent 95% or more of the registered share capital (excluding Treasury Shares) of Celanese AG, the Purchaser currently intends to request the transfer of the Celanese Shares held by the remaining minority shareholders of Celanese AG in exchange for fair cash compensation (Barabfindung) pursuant to §§ 327a et seq. of the German Stock Corporation Act in a squeeze-out. Under German law, a shareholder of a stock corporation who owns shares representing 95% or more of the registered share capital (excluding treasury shares) of such stock corporation can request at a shareholders’ meeting of such stock corporation that the shareholders resolve, in accordance with §§ 327a et seq. of the German Stock Corporation Act, that the shares of the remaining minority shareholders be transferred to the majority shareholder in return for fair cash compensation. Such shareholders’ resolution requires the majority of the votes cast in the respective shareholders’ meeting, which would be assured due to the Purchaser’s current majority ownership.

Such a resolution would be binding upon (although subject to judicial review in litigation) the remaining minority shareholders, including those in the United States, and no holder could choose after registration of the squeeze-out in the Commercial Register to remain a shareholder of Celanese AG. The transfer of shares would not involve a tender offer and would occur by operation of German law upon registration of such resolution in the commercial register of Celanese AG. From then on, the minority shareholders would only have a right to receive the fair cash compensation, and their shares would no longer represent an equity interest in Celanese AG, but only such right to such compensation. Accordingly, such transfer would not be subject to Section 14(d) of the Exchange Act and the rules and regulations of the SEC thereunder or Regulation 14E under the Exchange Act.

The Purchaser currently intends to pursue a squeeze-out as soon as it owns Celanese Shares representing 95% or more of the registered share capital (excluding Treasury Shares) of Celanese AG.

The method of determining the fair cash compensation is discussed below under “— Fair Cash Compensation.”

(d)	Purchases Following a Conversion

As an alternative to a squeeze-out, the Purchaser and the other Reporting Persons might also consider converting Celanese AG from its current legal form of a stock corporation into either a limited partnership (Kommanditgesellschaft, KG) or a limited liability company (Gesellschaft mit beschränkter Haftung, GmbH) in accordance with the provisions of the German Transformation Act (Umwandlungsgesetz, UmwG). A conversion of Celanese AG into either a limited partnership or a limited liability company would require, among other things, the approval of the shareholders’ meeting of Celanese AG of such conversion with a majority of 75% of the registered share capital of Celanese AG represented at the passing of the resolution. However, as the Purchaser owns more than 75% of the Celanese Shares carrying voting rights, this approval would be assured.

If a resolution to effect a conversion of a stock corporation is adopted, German law requires that an offer be made to each of the remaining minority shareholders of such stock corporation that had appropriately documented its objection to the conversion in the minutes of the shareholders’ meeting that resolves upon such conversion. Since, as a result of such conversion, the ordinary registered shares of Celanese AG would be automatically delisted from the Frankfurt Stock Exchange, such offer would be made to all remaining minority shareholders, regardless of whether such an objection had been documented. The offer would be made to acquire the applicable shareholders’ interests in the entity resulting from the conversion in return for payment of fair cash compensation (Barabfindung) (see “ -— Fair Cash Compensation,” below).

Such an offer would be made to all holders (other than the Purchaser) of then outstanding Celanese Shares, including those in the United States. No such holder, however, would be obliged to accept such an offer and any such holder could choose to remain a shareholder or limited partner, as the case may be, of Celanese AG in its changed legal form. If the Celanese Shares were no longer registered under the Exchange Act at such time, such offer would not need to comply with Section 14(d) of the Exchange Act and the rules and regulations of the SEC thereunder, but would still need to comply with certain of the rules under Regulation 14E under the Exchange Act. Whether or not the Celanese Shares continued to be registered under the Exchange Act at such time, the Purchaser would seek to avail itself of any available exemption from such statutes and such rules and regulations of the SEC, and would otherwise comply with such statutes, rules and regulations.

Although it has no current plans to do so at this time, the Purchaser could pursue a conversion at any time, although it would typically take several months to implement.

(e)	Purchases Following a Delisting from the Frankfurt Stock Exchange

The Celanese Shares were delisted from the New York Stock Exchange on June 2, 2004. The Purchaser and the other Reporting Persons may also consider causing Celanese AG to apply for a revocation of admission of the Celanese Shares to the Frankfurt Stock Exchange which, among other things, would require a resolution of the shareholders’ meeting of Celanese AG with the majority of the votes cast in favor of such resolution.

In the event that the Celanese Shares are delisted from the Frankfurt Stock Exchange, under German law an offer would have to be made to all of the remaining Celanese shareholders to acquire their Celanese Shares in return for payment of fair cash compensation (Abfindung) during a certain time period (see “Fair Cash Compensation,” below). Such an offer would be made to all holders (other than the Purchaser) of then outstanding Celanese Shares, including those in the United States. No such holder, however, would be obliged to accept such an offer and any such holder could choose to remain a shareholder of Celanese AG. If the Celanese Shares were no longer registered under the Exchange Act at such time, such offer would not need to comply with Section 14(d) of the Exchange Act and the rules and regulations of the SEC thereunder, but would still need to comply with certain of the rules under Regulation 14E under the Exchange Act. Whether or not the Celanese Shares continued to be registered under the Exchange Act at such time, the Purchaser would seek to avail itself of any available exemption from such statutes and such rules and regulations of the SEC thereunder, and would otherwise comply with such statutes, rules and regulations.

3.	Fair Cash Compensation

If the Purchaser delists the Celanese Shares from the Frankfurt Stock Exchange, effects a squeeze-out, or converts Celanese AG into a limited partnership or a limited liability company, the Purchaser and/or Celanese AG must in each case offer the remaining minority shareholders of Celanese AG fair cash compensation in exchange for their Celanese Shares or, in the case of a conversion, their equity interest in the entity that results from the conversion. Like the determination of the Mandatory Offer Consideration and the guaranteed fixed annual dividend described above under Section V.1(b)(ii), “Background and Objectives of the Transactions — Background – General Background of the Mandatory Offer – Background of the Domination Agreement,” the fair cash compensation to be paid is determined by the Purchaser and/or Celanese AG in each case on the basis of the value of the enterprise of Celanese AG, assessed in accordance with applicable German legal requirements, as of the date of the applicable resolution of Celanese AG’s shareholders’ meeting, and, except in the case of a delisting, examined by one or more duly qualified auditors chosen and appointed by the court. The amount of fair cash compensation could be the same as the prices paid in other Transactions effected before that time but could also be higher or lower.

Minority shareholders may, subject to certain limitations, also initiate award proceedings in order to have the court review whether the compensation offered in connection with the above-mentioned measures is indeed fair. An application to commence these proceedings must be filed within three months from the date on which the registration of the applicable structural measure in the commercial register is deemed to have been published. While in principle the court only reviews the valuation that was the basis for the offered compensation, in practice courts often order a new valuation by an independent expert. The final judgment of the court is binding against all persons, including those shareholders who have tendered their shares against cash compensation, been squeezed out or have otherwise disposed of their shares. Statutory law does not mandate a particular valuation method, but the German constitutional court has held that the so-called discounted earnings method (Ertragswermethode) will in principle lead to a fair compensation. In practice, this method therefore is applied in the vast majority of cases, by the stock corporations as well as by the courts in their reviews. Auditors engaged to determine or review the amount of the compensation will usually follow the recommendations of the German Institute of Certified Accountants, the audit standard “IDW S 1.” The discounted earnings method and the audit standard IDW S 1 were used in determining the Mandatory Offer Compensation. This standard, however, is not binding on the courts, and courts have rejected certain aspects of it in the past. The courts may also take other factors, including the trading price of the shares, into account. In any event, the cash compensation determined by the court could be the same as the original compensation offered, or the prices paid in other Transactions, but could also be higher or lower.

4.	Source and Amount of Funds

The total amount of funds required to purchase all of the outstanding Celanese Shares (excluding shares owned by the Purchaser and Treasury Shares as of March 31, 2005) in exchange for the Mandatory Offer Consideration would be approximately EUR340.6 million. If the Purchaser and the other Reporting Persons purchased all such Celanese Shares at the closing price of the Celanese Shares on the Frankfurt Stock Exchange on March 31, 2005, the total amount of funds required would be EUR377.8 million. The Reporting Persons have sufficient funds on hand and/or available under their current credit facilities to pay such amounts.

On January 26, 2005, US Holdco entered into an amended and restated senior credit agreement with a syndicate of banks and financial institutions led by Deutsche Bank AG, New York Branch, as administrative agent, Deutsche Bank Securities Inc. and Morgan Stanley Senior Funding, Inc., as joint lead arrangers, and Deutsche Bank Securities Inc. and Morgan Stanley Senior Funding, Inc., as joint lead arrangers. The amended and restated senior credit facilities of approximately $2.8 billion consist of a term loan facility, a delayed-draw term loan facility, a revolving credit facility, and a credit-linked revolving facility. The term loan facility consists of loans of approximately $1.8 billion (including EUR275 million of Euro denominated loans) that matures in 2011. As of January 31, 2005, there were no amounts outstanding under the delayed-draw term loan facility. The delayed-draw term loan facility consists of commitments of $242 million, maturing in 2011. The revolving credit facility provides for borrowings of up to $600 million, including the availability of letters of credit in U.S. dollars and euros and for borrowings on same-day notice. As of March 31, 2005 there were no amounts outstanding under the revolving credit facility that matures in 2009. The approximate $228 million credit-linked revolving facility, which matures in 2009, includes borrowing capacity available for letters of credit. As of March 31, 2005, there were $214 million of letters of credit issued under the credit-linked revolving facility. As of March 31, 2005, $614 million was available for borrowings under the revolving credit facilities (taking into account letters of credit issued under the revolving credit facilities). The amended and restated senior credit facilities are unconditionally guaranteed by Celanese Holdings and, subject to certain exceptions, by substantially all of its existing and future domestic subsidiaries, referred to as U.S. Guarantors. Substantially all of the assets of Celanese

Holdings and each U.S. Guarantor, subject to certain exceptions, secure these facilities. The borrowings under the senior credit facilities bear interest at a rate equal to an applicable margin plus, at the borrower’s option, either a base rate or a LIBOR rate. The applicable margin for borrowing under the base rate option is 1.50% and for the LIBOR option, 2.50% (in each case, subject to a step-down based on a performance test).

US Holdco is the borrower under the term loan facility and US Holdco and CAC are the initial borrowers under the revolving credit facilities. At US Holdco’s option, either US Holdco or the Purchaser may be the borrower under the delayed-draw term loan facility. Each of the term loan facility and the delayed-draw term loan facility amortizes each year in an amount equal to 1% per annum in equal quarterly installments, with the remaining amount payable on April 6, 2011. The senior credit facilities accrue interest, are subject to prepayment requirements and contain covenants, defaults and other provisions.

The senior credit facilities contain a number of covenants that, among other things, restrict, subject to certain exceptions, the ability of Celanese Holdings and its subsidiaries’ ability to:

•	sell assets,

•	incur additional indebtedness or issue preferred stock,

•	repay other indebtedness (including the notes),

•	pay dividends and distributions or repurchase their capital stock,

•	create liens on assets,

•	make investments, loans guarantees or advances,

•	make certain acquisitions,

•	engage in mergers or consolidations,

•	enter into sale and leaseback transactions,

•	engage in certain transactions with affiliates,

•	amend certain material agreements governing US Holdco’s indebtedness,

•	change the business conducted by Celanese Holdings and its subsidiaries, and

•	enter into hedging agreements that restrict dividends from subsidiaries.

In addition, the senior credit facilities require BCP Crystal to maintain the following financial covenants: a maximum total leverage ratio, a minimum interest coverage ratio and maximum capital expenditures limitation.

5.	Transaction Expenses

The following is an estimate of fees and expenses to be incurred by Purchaser and the other Reporting Persons in connection with the Transactions (estimates of certain types of fees, such as depositary and dealer manager fees, cannot be made at this time as the Reporting Persons do not currently know whether such services will be necessary). These fees and expenses will not be paid by Celanese AG.

Filing	$9,530
Legal, Printing and Miscellaneous	250,000

VII.	CERTAIN GERMAN TAX AND U.S. FEDERAL INCOME TAX CONSEQUENCES

1.	Certain German Income Tax Consequences

This section summarizes briefly certain German income tax consequences that may be relevant to Celanese shareholders who sell their Celanese Shares in connection with the Transactions. This summary does not purport to be a comprehensive description of all tax considerations relevant for Celanese shareholders. This summary is based on the tax law applicable in Germany as of the date of the publication of this Disclosure Document and on the double-taxation treaties in effect between Germany and other countries at that date. However, both of these areas of tax legislation as well as the practice of fiscal authorities and tax courts may be subject to change, possibly with retroactive effect. This summary applies only to such Celanese shareholders who are subject to tax liability in Germany. Celanese shareholders are urged to consult a tax advisor about the tax consequences of the sale of their Celanese Shares. A tax advisor will be able to appropriately take into account the particular situation of each shareholder as well as any additional tax consequences.

(a)	Taxation of Capital Gains

Capital gains derived from the sale of Celanese Shares held as private assets by individuals resident in Germany under the respective double taxation treaties for income tax and liable for unlimited German income tax are generally subject to income tax plus the solidarity surcharge thereon if such sale is made within one year of the acquisition of such shares. However, due to the half-income procedure (“Halbeinkünfteverfahren”), only 50% of the capital gain resulting from such sale is subject to taxation. If a taxpayer’s short-term capital gain realized from all private disposals during a calendar year are less than EUR512.00, they are tax free. The taxable amount is subject to the progressive German income tax rate up to a maximum rate of 45% (please note that this is the recently reduced rate for 2004) plus a solidarity surcharge of 5.5% of the income tax burden. In 2005, the maximum rate will be reduced to 42% plus a solidarity surcharge of 5.5% of the income tax burden. However, as a consequence of the half-income procedure, only one-half of the expenses related in business terms to the gains and half of the losses are tax-deductible. Moreover, the deductibility of the losses taken into account for tax purposes and resulting from the disposal of Celanese Shares is subject to additional restrictions.

One half of capital gains derived from the sale of Celanese Shares held as private assets by Celanese shareholders resident in Germany remains subject to taxation if, after expiration of the one-year period described above, the shareholder or, in case of an acquisition free of consideration (e.g., a gift), his predecessor(s) directly or indirectly held, at any time during the five years immediately preceding such sale, at least 1% of the nominal capital. Also in this case, only 50% of losses resulting from the sale of Celanese Shares, if any, can be claimed for tax purposes insofar as certain prerequisites are met.

If an individual resident in Germany holds Celanese Shares as part of the business assets of a sole proprietorship or a partnership in Germany, also only one half of the capital gains derived from the sale of such shares are taxable at the regular rates. In particular, the half-income procedure applies to the determination of income of individuals as partners in partnerships. However, also in this case only one half of the business expenses related to the taxable income and half of the losses are deductible for tax purposes. Capital gains and other income received by partnerships is included in the separate and uniform determination of profits (gesonderte Feststellung von Besteuerungsgrundlagen; a special procedure for calculating income at the partnership level) and is then allocated to the particular partners and taxed at their respective level. The taxation of the partners, including the deductibility of business expenses, depends on the legal form of the partner. Capital gains derived by individuals with respect to their trade business or by partnerships that are engaged in commercial activities are also subject to trade tax in accordance with the view of the tax authorities. Trade tax is payable at a rate of approximately 13% to 21%, depending on the individual municipal trade tax rates. The trade tax payable is deductible for the calculation of the tax base for income tax purposes. Moreover, individuals can offset the trade tax (paid by themselves with respect to their trade business or by a partnership in which they are partners) from their personal income tax to a certain extent.

Capital gains realized on the sale of Celanese Shares in the Transactions subject to corporate tax — subject to certain exceptions for banks, financial services institution, financial companies and insurance companies — are up to overall technically 95% exempt from trade tax and corporate tax, including solidarity surcharge. However, if and insofar a tax regarded write down took place in the past, a resulting gain is fully taxable. In the ordinary case, 5% of a capital gain is treated as so called non deductible business expenses and taxed at the normal rates with corporation tax, solidarity surcharge and trade tax (which amount for corporations comes to an aggregate of approximately 40%, subject to the individual municipal trade tax rate). However, please note that in the ordinary case capital losses are not tax deductible.

If the Celanese shareholder selling Celanese Shares is a bank or financial services institution and if the Celanese Shares being sold are accounted for in such Celanese shareholder’s trading books (Handelsbuch) pursuant to § 1(12) of the German Banking Act (KWG), then dividends and capital gains received are fully taxable. The same applies if the Celanese Shares being sold were purchased by a financial company within the meaning of the German Banking Act with the aim of making short-term gains for such Celanese shareholder’s own account. The rule applies also to banks, financial services institutions and financial companies with registered office in another member state of the European Union or in another state of the European Economic Area (EEA). For life and health insurance companies and pension funds, in principle 100%, under certain circumstances only 80% of dividends, capital gains and capital losses are taxable.

(b)	Other German Taxes

The disposal of shares in Germany is not subject to transfer tax for Celanese shareholders, any stamp duty or a similar tax and is generally exempt from value-added tax.

(c)	Limited German Tax Liability

The summary above applies if and to the extent Celanese shareholders are subject to unlimited tax liability in Germany and are German tax residents under the respective double taxation treaty and the right to tax is not excluded under such treaty (e.g., the Celanese Shares belong to a foreign permanent establishment). However, please note that the remarks concerning German tax also apply in principle to Celanese shareholders subject to limited German tax liability and, consequently, that a German tax liability might arise for Celanese shareholders who are non German tax residents, if they hold 1% or more of the nominal capital in a German resident corporation (like Celanese AG) or sell Celanese Shares within one year after their acquisition. However, most double taxation treaties provide for protection against a German taxation in such cases (e.g., Section 7(1) and 13(5) of the current income tax treaty between Germany and the U.S.) as long as the Celanese Shares do not form an asset of a German permanent establishment. Therefore, the cases in which a German taxation is triggered should generally be theoretical (e.g., an individual or corporation resident in an off-shore country owning 1% or more of the nominal capital of the total outstanding Celanese Shares; however, with respect to a corporation, only 5% of a tax gain would be taxable).

2.	Certain U.S. Federal Income Tax Consequences

The following is a summary of certain U.S. federal income tax consequences to U.S. holders (as defined below) of Celanese Shares who sell such shares and is for general information only. The discussion is applicable to U.S. holders of Celanese Shares (i) who are residents of the U.S. for purposes of the current income tax treaty between the U.S. and Germany (the “Treaty”), (ii) whose

Celanese Shares are not, for purposes of the Treaty, effectively connected with a permanent establishment in Germany and (iii) who otherwise qualify for the full benefits of the Treaty. The discussion is based on the provisions of the U.S. Internal Revenue Code of 1986, as amended (the “Code”), the Treasury Regulations promulgated thereunder, and judicial and administrative rulings and decisions as of the date hereof, all of which are subject to change or differing interpretations at any time, possibly with retroactive effect. The tax treatment of a U.S. holder may vary depending upon his or her particular situation. Certain U.S. holders (such as insurance companies, tax-exempt organizations, regulated investment companies, real estate investment trusts, U.S. holders whose “functional currency” is not the U.S. dollar, persons holding Celanese Shares as part of a hedging, integrated, conversion or constructive sale transaction or a straddle, persons owning 10% or more of the voting stock of Celanese AG, financial institutions, brokers, dealers in securities or currencies and traders that elect to mark-to-market their securities) may be subject to special rules not discussed below. Moreover, this discussion may not be applicable to U.S. holders of Celanese Shares that were acquired pursuant to the exercise of employee stock options or otherwise as compensation. This discussion does not consider the effect of any U.S. state, local or non-U.S. tax laws or any U.S. tax considerations (e.g., estate or gift), other than U.S. federal income tax considerations, that may be relevant to particular U.S. holders. This discussion is limited to U.S. holders who have held their Celanese Shares as “capital assets” as defined under the Code.

The following disclosure assumes that Celanese AG is not, and has not been during the holding period of any U.S. holder selling Celanese Shares in the Transactions, a “passive foreign investment company” (“PFIC”). Based on the composition of its income and valuation of its assets, the Purchaser believes that Celanese AG is not and has not been a PFIC. However, PFIC status is a factual determination made annually and therefore there can be no assurance in this regard. U.S. holders should consult their tax advisors regarding the consequences of selling Celanese Shares if Celanese AG was a PFIC at any time during their holding period of the Celanese Shares.

If a partnership holds Celanese Shares, the tax treatment of a partner will generally depend upon the status of the partner and the activities of the partnership. A U.S. holder of Celanese Shares that is a partner of a partnership selling Celanese Shares should consult its tax advisor.

As used herein, a “U.S. holder” of a Celanese Share means a holder that is (1) a citizen or resident of the U.S., (2) a corporation or partnership created or organized in or under the laws of the U.S. or any political subdivision thereof, (3) an estate the income of which is subject to U.S. federal income taxation regardless of its source or (4) a trust that is subject to the primary supervision of a court within the U.S. and one or more U.S. persons have the authority to control all substantial decisions of the trust or has a valid election in effect under applicable U.S. Treasury regulations to be treated as a U.S. person.

Each holder of Celanese Shares should consult his or her tax advisor to determine the U.S. federal income tax consequences of selling the Celanese Shares in his or her particular circumstances, as well as the applicability of any U.S. state, local, non-U.S. and other tax laws.

Sale of Celanese Shares

(i)	In General

A U.S. holder who sells their Celanese Shares will recognize gain or loss equal to the difference, if any, between the consideration received and the U.S. holder’s adjusted tax basis in the Celanese Shares sold. Gain or loss must be calculated separately for each block of Celanese Shares sold by the U.S. holder. Such gain or loss generally will be long-term capital gain or loss if the Celanese Shares have been held for more than one year. For certain non-corporate holders (including individuals), long-term capital gain, if in excess of net short-term capital losses, will be subject to tax at a reduced rate. The deductibility of capital losses is subject to limitations.

(ii)	Information Reporting and Backup Withholding

A U.S. holder whose Celanese Shares are sold may be subject to information reporting and backup withholding with respect to the gross proceeds from the sale of such Celanese Shares received unless such U.S. holder (i) is a corporation or other exempt recipient and, when required, establishes this exemption or (ii) provides his or her correct taxpayer identification number (which, in the case of an individual, is his or her social security number), certifies that he or she is not currently subject to backup withholding and otherwise complies with applicable requirements of the information reporting and backup withholding rules. A U.S. holder can satisfy these requirements by completing and submitting a Form W-9 or a valid substitute to its broker or by providing a completed Substitute Form W-9 to the North American Depositary if the shares are not held through a broker. A U.S. holder should contact the U.S. holder’s broker to confirm that the broker has an accurate Form W-9 or valid substitute for such U.S. holder in its files, and if the broker does not, to discuss how such U.S. holder can obtain an appropriate form to submit to the broker. A U.S. holder who does not provide the U.S. holder’s broker or the North American Depositary, as the case may be, with his or her correct taxpayer identification number may be subject to penalties imposed by the IRS. Any amount withheld under these rules will be creditable against the U.S. holder’s U.S. federal income tax liability, and if withholding results in an overpayment of taxes, the U.S. holder may apply for a refund from the IRS.

Unless the U.S. holder is exempt from information reporting, the U.S. holder’s broker will provide information statements to selling U.S. holders and report the cash payments to the IRS, as required by law.

The U.S. and German federal income tax discussion set forth above is included for general information only and is based upon law in force as of the date of this document, which is subject to change possibly with retroactive effect. Celanese shareholders are urged to consult their own tax advisors with respect to the specific tax consequences to them.

VIII.	CERTAIN LEGAL MATTERS

Celanese AG is a defendant in the following nine consolidated actions brought by minority shareholders during August 2004 in the Frankfurt District Court (Landgericht):

Mayer v. Celanese AG
Knoesel v. Celanese AG
Allerthal Werke AG and Dipl.-Hdl. Christa Gotz v. Celanese AG
Carthago Value Invest AG v. Celanese AG
Prof. Dr. Ekkehard Wenger v. Celanese AG
Jens-Uwe Penquitt & Claus Deiniger Vermogensverwaltung GbR v. Celanese AG
Dr. Leonhard Knoll v. Celanese AG
B.E.M. Borseninformations- und Effektenmanagement GmbH v. Celanese AG
Protagon Capital GmbH v. Celanese AG

Further, several minority shareholders have joined the proceedings via a third party intervention in support of the plaintiffs. The Purchaser has joined the proceedings via a third party intervention in support of Celanese AG. On September 8, 2004, the Frankfurt District Court consolidated the nine actions.

Among other things, these actions request the court to set aside shareholder resolutions passed at the extraordinary general meeting held on July 30 and 31, 2004 based on allegations that include the alleged violation of procedural requirements and information rights of the shareholders.

Further, on August 2, 2004, two minority shareholders instituted public register proceedings with the Konigstein Local Court (Amtsgericht) and the Frankfurt District Court, both with a view to have the registration of the Domination Agreement in the Commercial Register deleted (Amtslöschungsverfahren). These actions are based on an alleged violation of procedural requirements at the extraordinary general meeting, an alleged undercapitalization of the Purchaser and Blackstone and an alleged misuse of discretion by the competent court with respect to the registration of the Domination Agreement in the Commercial Register.

Based upon information available as of the date of this Disclosure Document, the outcome of the foregoing proceedings cannot be predicted with certainty. Except for certain challenges based on limited grounds, the time period to bring forward challenges (Anfechtungsklage) has expired.

The amounts of the fair cash compensation payable in the Mandatory Offer and of the guaranteed fixed annual dividend offered under the Domination Agreement may be increased in special award proceedings (Spruchverfahren) initiated by minority shareholders. As of the date of this Disclosure Document, several minority shareholders of Celanese AG have initiated special award proceedings seeking court’s review of the amounts of the fair cash compensation and of the guaranteed fixed annual dividend offered under the Domination Agreement. As of the date of this Disclosure Document, so far, pleadings by several minority shareholders have been served on the Purchaser. As a result of these proceedings, the amounts of the fair cash compensation and of the guaranteed fixed annual dividend could be increased by the court so that all minority shareholders including those who have already tendered their shares into the mandatory offer and have received the fair cash compensation could claim the respective higher amounts. On March 14, 2005, the Frankfurt District Court dismissed as inadmissible the motion of a shareholder regarding the initiation of these special award proceedings The court stated that the motions for the initiation of award proceedings of all other plaintiffs seeking to initiate these special award proceedings are inadmissible as well. The ruling of the court is subject to appeal (sofortige Beschwerde).

In February 2005, the plaintiff in Mayer v. Celanese AG also brought a lawsuit against the Purchaser as well as a former member of the board of management and a former member of the supervisory board in the Frankfurt District Court (Mayer v. Celanese Europe Holding GmbH & Co. KG, et al.)

Among other things, this action seeks to unwind the tender of the plaintiff’s shares in the Original Tender Offer and seeks compensation for damages suffered as a consequence of tendering shares in the Original Tender Offer.

IX.	MISCELLANEOUS

In connection with the Transactions contemplated hereby, the Reporting Persons have not, as of the date hereof, employed, retained or compensated other persons to make solicitations or recommendations to Celanese shareholders. However, in connection with any offers to be made in connection with the Compulsory Transactions, the Reporting Persons would expect to retain entities to assist in the determination and validation of the fair cash compensation (similar to the services performed by E&Y and PwC and described above), as well as to serve as dealer-manager, depositary and information agent to the extent necessary. While no specific use of employees, officers or corporate assets of Celanese AG is contemplated by the Reporting Persons in connection with the Transactions, it is possible that some such use, none of which is expected to be material, may occur.

Except as described above, neither the Purchaser nor any other Reporting Person expects to pay any fees or commissions to any broker or dealer or to any other person in connection with the Transactions contemplated hereby.

The Purchaser and the other Reporting Persons have filed with the SEC a Transaction Statement on Schedule 13E-3, together with all exhibits thereto, pursuant to Rule 13e-3 under the Exchange Act, furnishing certain additional information with respect to the Transactions contemplated hereby, and, with respect to the Mandatory Offer, a Tender Offer Statement on Schedule TO, together with all exhibits thereto, pursuant to Regulation M-A under the Exchange Act, furnishing certain additional information with respect to the Mandatory Offer. The Purchaser and the other Reporting Persons may file amendments to such documents. Such Schedules and any amendments thereto, including exhibits, may be inspected and copies may be obtained from the offices of the SEC in the manner set forth in Section II.1, “General Information – Additional Information.”

April 13, 2005

Schedule I

The table below sets forth, for each of the Managers, Directors and executive officers (each a “Reporting Individual” and collectively, the “Reporting Individuals”) of Celanese Europe Management GmbH, BCP Holdings GmbH, BCP Caylux Holdings Luxembourg S.C.A., BCP Caylux Holdings Ltd. 1, BCP Crystal US Holdings Corp., Celanese Holdings LLC, Crystal US Holdings 3 L.L.C., Celanese Corporation, Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3 and Blackstone LR Associates (Cayman) IV Ltd., as applicable, (i) such Reporting Individual’s present principal occupation or employment; (ii) the name, principal business and address of the corporation or other organization in which such occupation or employment is conducted; (iii) the five-year employment history of such Reporting Individual; and (iv) certain transactions involving such Reporting Individual required to be disclosed under the rules of the SEC. Unless otherwise noted, each Reporting Individual is a citizen of the United States. No Reporting Individual beneficially owns any Celanese Shares, nor has any Reporting Individual effected any transaction in the Celanese Shares during the past 60 days. Certain compensation information relating to certain Reporting Individuals appears below under the caption “Compensation Information.”

Name
John M. Ballbach	Mr. Ballbach has been a member of the Celanese Corporation Board of Directors since January 5, 2005. Mr. Ballbach has been a private investor since April 2004, and President of Ballbach Consulting LLC since June 2004. Prior to that, he was an officer of The Valspar Corporation, and served as its president and chief operating officer from 2002 until January 2004. From 2000 to 2002, Mr. Ballbach served as the senior vice president of EPS, a color corporation and operations division of The Valspar Corporation. Mr. Ballbach joined The Valspar Corporation in 1990 and was its group vice president, packaging, since 1998. He is a vice chair of the Urban Ventures Leadership Foundation. Mr. Ballbach’s business address is c/o Celanese Corporation, 1601 West LBJ Freeway, Dallas, Texas 75234-6034.

James Barlett	Mr. Barlett has been a member of the Celanese Corporation Board of Directors since December 2004. He is vice chairman of TeleTech Holdings, Inc. since October 2001. Mr. Barlett was elected to TeleTech Holdings Inc.’s board of directors in February 2000. He previously served as the chairman, president, and chief executive officer of Galileo International. Prior to joining Galileo, Mr. Barlett served as executive vice president for MasterCard International Corporation and was executive vice president for NBD Bancorp. Mr. Barlett serves as a director of TeleTech Holdings, Inc. and Korn/Ferry International. Mr. Barlett’s business address is c/o Celanese Corporation, 1601 West LBJ Freeway, Dallas, Texas 75234-6034.

Martin Brand	Mr. Brand has been a member of BCP Caylux Holdings Ltd. 1 Board of Directors since 2004. He is an Associate of The Blackstone Group, which he joined in 2003. Prior to that, Mr. Brand was with McKinsey & Company as a consultant from 2000 to 2001. Prior to that, he worked as a derivatives trader with the FICC division of Goldman, Sachs & Co. in New York and Tokyo from 1998 to 2000. Mr. Brand is a citizen of the Federal Republic of Germany. Mr. Brand’s business address is c/o The Blackstone Group, 40 Berkeley Square, London W1J 5AL, U.K.

Chinh E. Chu	Mr. Chu has been a member of the Supervisory Board of Celanese AG since 2004, a managing director of Celanese Europe Management GmbH and BCP Holdings GmbH since 2004, a Manager of Celanese Holdings LLC and Crystal US Holdings 3 L.L.C. since 2004, and a member of the Board of Directors of

BCP Caylux Holdings Ltd. 1, BCP Crystal US Holdings Corp., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2 and Blackstone Capital Partners (Cayman) Ltd. 3 since 2004 and chairman of the Board of Directors of Celanese Corporation since 2004. He is a Senior Managing Director of The Blackstone Group, which he joined in 1990. Mr. Chu also currently serves on the boards of directors of Nalco Holdings LLC and Nycomed Holdings. Mr. Chu’s business address is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

Dr. Lyndon Cole	Dr. Cole has been the Executive Vice President of Celanese AG since December 2004. He has also been Ticona’s President since April 2003 and Executive Vice President of Celanese Corporation since December 2004. Currently, he is Vice Chairman of Celanese AG’s Board of Management, of which Dr. Cole has been a member since September 23, 2003. He has been the head of Celanese AG Growth and Excellence Council since April 1, 2003. Dr. Cole joined Celanese AG in March of 2002 as president of Celanese Chemicals. From 1998 to 2001, he had been chief executive officer of United Kingdom based Elementis PLC, a global specialty chemicals company. Prior to joining Elementis, he was general manager Global Structured Products for GE Plastics from 1990 to 1998 and previously held general management and commercial positions with GE Plastics, Dow Chemicals Europe and ICI. Dr. Cole’s business address is c/o Celanese Corporation, 1601 West LBJ Freeway, Dallas, Texas 75234-6034. Dr. Cole is a citizen of the United Kingdom.

Robert L. Friedman	Mr. Friedman has been a member of the Board of Directors of BCP Crystal US Holdings Corp., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 1 and Blackstone Capital Partners (Cayman) Ltd. 1 since 2004 and a member of the Board of Directors of Blackstone LR Associates (Cayman) IV Ltd. since 2003. He is a Senior Managing Director, Chief Administrative Officer and Chief Legal Officer of The Blackstone Group, which he joined in 1999. He currently serves as a Director of Axis Capital Holdings Limited, Corp Group, Houghton Mifflin Holdings, Inc., Northwest Airlines, Inc., Premcor Inc., and TRW Automotive Holdings Corp. Mr. Friedman’s business address is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

Cornelius Geber	Mr. Geber has been a member of the Supervisory Board of Celanese AG since 2004. From 1999 to 2003, he held a number of different mandates as senior consultant for the management boards of Deutsche Post AG, ING BHF Bank and Sanitec AG. In 2000, he was involved in founding the CG Beteiligungs- & Management AG, in Jona, Switzerland, and the CG Beteiligungs- & Management GmbH, Hamburg. He has been managing director of BCP Holding GmbH and Celanese Europe Management GmbH since 2004. Mr. Geber is a citizen of the Federal Republic of Germany. Mr. Geber’s business address is Frankfurter Strasse 111, 61476 Kronberg im Taunus, Germany.

Benjamin J. Jenkins	Mr. Jenkins has been a member of the Supervisory Board of Celanese AG since 2004, a Manager of Celanese Holdings LLC and Crystal US Holdings 3 L.L.C. since 2004, and a member of the Board of Directors of BCP Caylux Holdings Ltd. 1, BCP Crystal US Holdings Corp., Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3 and Celanese Corporation since 2004. Mr. Jenkins has also been Assistant Secretary of Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone

Capital Partners (Cayman) Ltd. 3 since 2004. He is a Principal of The Blackstone Group, which he joined in 1999. Prior to that, Mr. Jenkins was an associate at Saunders Karp & Megrue. Mr. Jenkins currently serves on the board of directors of Axtel S.A. de C.V. and Vanguard Health Systems. Mr. Jenkins’s business address is c/o The Blackstone Group, 345 Park Avenue, New York, New York.

Dr. William H. Joyce	Dr. Joyce has been a member of the Celanese Corporation Board of Directors since December 2004. He has been chairman and chief executive officer of Nalco Holdings Company since November 2003. Prior to that, Dr. Joyce was chairman and chief executive officer of Hercules Incorporated between May 2001 and November 2003 and chairman, president and chief executive officer of Union Carbide Corporation since 1996 through May 2001. Dr. Joyce has been a director of El Paso Corp. since May 2004 and is also a director of CVS Corporation. He serves as a trustee of the Universities Research Association, Inc. and Co-Chairman of the Government-University-Industry Research Roundtable of the National Academies. Dr. Joyce’s business address is c/o Celanese Corporation, 1601 West LBJ Freeway, Dallas, Texas 75234-6034.

John A. Magliano	Mr. Magliano has been a member of the Board of Directors of Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3 since 2004 and a member of the Board of Directors of Blackstone LR Associates (Cayman) IV Ltd. since 2003. He is Managing Director of The Blackstone Group. Prior to joining Blackstone, Mr. Magliano was the owner of a consulting firm where he worked with a large state pension fund, corporations, partnerships and high net worth individuals. Prior to establishing his firm, Mr. Magliano was a partner with Arthur Andersen where he spent approximately 20 years in the firm’s tax division. Mr. Magliano’s business address is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

Anjan Mukherjee	Mr. Mukherjee has been a Manager of Celanese Holdings LLC and Crystal US Holdings 3 L.L.C. since 2004, and a member of the Board of Directors of BCP Caylux Holdings Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3 and Celanese Corporation since 2004. He is a Principal of The Blackstone Group, which he joined in 2001. Prior to that, Mr. Mukherjee was with Thomas H. Lee Company where he was involved with the analysis and execution of private equity investments in a wide range of industries. Before that, Mr. Mukherjee worked in the Mergers & Acquisitions Department at Morgan Stanley. Mr. Mukherjee’s business address is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

Corliss J. Nelson	Mr. Nelson has been the Vice President and Chief Financial Officer of Celanese Holdings LLC and Crystal US Holdings 3 L.L.C. since January 2005, Treasurer of BCP Crystal US Holdings Corp. since 2004, Chief Financial Officer of Celanese Corporation since December 2004 and Executive Vice President of Celanese Corporation since November 2004. Mr. Nelson joined our company from JM Family Enterprises, where he had been executive vice president and chief financial officer since 2003. Before that Mr. Nelson was senior executive vice president and chief financial officer of Ryder System and also served on Ryder’s board of directors from 1999 to 2003. Mr. Nelson’s business address is c/o Celanese Corporation, 1601 West LBJ Freeway, Dallas, Texas 75234-6034.

Paul H. O’Neill	Mr. O’Neill has been a member of the Celanese Corporation Board of Directors since December 2004. Mr. O’Neill has been a Special Advisor at The

Blackstone Group since March 2003. Prior to that, he served as U.S. Secretary of the Treasury during 2001 and 2002 and was chief executive officer of Alcoa Inc. from 1987 to 1999 and chairman of the board from 1987 to 2000. He currently also serves on the boards of directors of TRW Automotive Holdings Corp., Nalco Holdings Company and Eastman Kodak Company. Mr. O’Neill’s business address is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

Dr. Hanns Ostmeier	Dr. Ostmeier has been a member of the Supervisory Board of Celanese AG and a member of the Board of Directors of Celanese Corporation since December 2004. From 1996 to 2002, he worked for the European private equity group BC Partners, where he was involved in the firm’s buyouts of Techem, Friedrich Grohe and Sanitec. He joined The Blackstone Group in September 2003 as a Senior Managing Director and is responsible for advising Blackstone’s funds on investments in German-speaking and Northern European countries. Dr. Ostmeier is a citizen of the Federal Republic of Germany. Dr. Ostmeier’s business address is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

Peter G. Peterson	Mr. Peterson has been a member of the Board of Directors of Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3 since 2004 and a member of the Board of Directors of Blackstone LR Associates (Cayman) IV Ltd. since 2003. He is Senior Chairman and Co-Founder of The Blackstone Group. He has been involved in all phases of the firm’s development since its founding in 1985. He is Chairman of the Council on Foreign Relations, founding Chairman of the Institute for International Economics (Washington, D.C.) and founding President of The Concord Coalition. Mr. Peterson was the Co-Chair of The Conference Board Commission on Public Trust and Private Enterprises (Co-Chaired by John Snow, currently Secretary of the Treasury). He was also Chairman of the Federal Reserve Bank of New York from 2000 to 2004. Mr. Peterson’s business address is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

Dr. Andreas Pohlmann	Dr. Pohlmann has been the Executive Vice President, Chief Administrative Officer and Secretary of Celanese Corporation since December 2004 and Chairman of the Board of Management of Celanese AG since November 2004. Before that he had been appointed Chief Administrative Officer and a member of the Board of Management of Celanese AG since October 2002 and has served as Celanese AG’s Vice President and Corporate Secretary since October 1999, and as managing director of Celanese Ventures since February 2002. Mr. Pohlmann has also been a Managing Director of BCP Holdings GmbH and Celanese Europe Management GmbH since 2004. He is a member of the Supervisory Board of the Pensionskasse der Mitarbeiter der Hoechst-Gruppe VVaG (German pension fund for employees of the Hoechst Group). Dr. Pohlmann is a citizen of the Federal Republic of Germany. Dr. Pohlmann’s business address is c/o Celanese Corporation, 1601 West LBJ Freeway, Dallas, Texas 75234-6034.

Michael A. Puglisi	Mr. Puglisi has been a member of the Board of Directors of Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3 since 2004 and a member of the Board of Directors of Blackstone LR Associates (Cayman) IV Ltd. since 2003. He is a Senior Managing Director and Chief Financial Officer of The Blackstone Group. Before joining Blackstone in 1994, Mr. Puglisi served for eleven years in a variety of financial officer roles for Fosterlane Holdings Corporation and its subsidiaries. Mr. Puglisi’s business address is c/o The Blackstone Group, 345 Park Avenue, New York, New York.

James A. Quella	Mr. Quella has been a member of the Celanese Corporation since December 2004. He is a Senior Managing Director and Senior Operating Partner at The Blackstone Group. Prior to joining Blackstone in 2004, Mr. Quella was a managing director and senior operating partner with DLJ Merchant Banking Partners-CSFB Private Equity. Prior to that, Mr. Quella worked at Mercer Management Consulting and Strategic Planning Associates, its predecessor firm, where he served as a senior consultant to CEOs and senior management teams, and was co-vice chairman with shared responsibility for overall management of the firm. Mr. Quella’s business address is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

Daniel S. Sanders	Mr. Sanders has been a member of the Celanese Corporation since December 2004. He was president of ExxonMobil Chemical Company and vice president of ExxonMobil Corporation since December 1999 until his retirement in August 2004. Prior to the merger of the two companies, Mr. Sanders served as president of Exxon Chemical since January 1999 and as its executive vice president since 1998. Mr. Sanders also serves as a director of Arch Chemicals Inc. Mr. Sanders is a member of the Council of Overseers of the Jesse H. Jones Graduate School of Management at Rice University, the Advisory Board of the University of South Carolina and Furman University and the Board of Governors of the Houston Grand Opera. Mr. Sanders’ business address is c/o Celanese Corporation, 1601 West LBJ Freeway, Dallas, Texas 75234-6034.

Stephen A. Schwarzman	Mr. Schwarzman has been a member of the Board of Directors of Blackstone Capital Partners (Cayman) Ltd. 1, Blackstone Capital Partners (Cayman) Ltd. 2, Blackstone Capital Partners (Cayman) Ltd. 3 since 2004 and a member of the Board of Directors of Blackstone LR Associates (Cayman) IV Ltd. since 2003. He is Chairman, CEO and Co-Founder of The Blackstone Group. He has been involved in all phases of the firm’s development since its founding in 1985. Mr. Schwarzman is Chairman of the Board of The John F. Kennedy Center for the Performing Arts. He is also a member of the Council on Foreign Relations and is on the boards of various organizations, including the New York Public Library, the New York City Ballet, the Film Society of Lincoln Center, the Harvard Business School Visiting Committee, the JP Morgan Chase National Advisory Board and the New York City Partnership Board of Directors. Mr. Schwarzman is also a Trustee of The Frick Collection in New York City. Mr. Schwarzman’s business address is c/o The Blackstone Group, 345 Park Avenue, New York, New York 10154.

David N. Weidman	Mr. Weidman has been the President of BCP Crystal US Holdings Corp. since 2004, President and Chief Executive Officer of Crystal US Holdings 3 L.L.C. and Celanese Holdings LLC since January 2005, Chief Executive Officer and President and a member of the Board of Directors of Celanese Corporation since December 2004. Until October 31, 2004 Mr. Weidman was a member of the Board of Management of Celanese AG and served as its Vice Chairman since September 23, 2003 and Celanese AG’s chief operating officer since January 1, 2002. He joined Celanese AG as the Chief Executive Officer of Celanese Chemicals on September 1, 2000. Before joining Celanese AG, he was a member of Honeywell/Allied Signal’s corporate executive council and the president of its performance polymers business since 1998. He is also a board member of the American Chemistry Council and the National Advisory Council of the Marriott School of Management, and is the Honorary Treasurer of the

Society of Chemical Industry. Mr. Weidman’s business address is c/o Celanese Corporation, 1601 West LBJ Freeway, Dallas, Texas 75234-6034.

To the knowledge of the Reporting Persons, during the last five years, none of the foregoing Reporting Individuals has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or a party to a civil proceeding of a judicial or administrative body of competent jurisdiction resulting in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, U.S. federal or state securities laws, or a finding of any violations of such laws.

Compensation Information

Compensation of Certain Reporting Individuals that Served as Members of the Supervisory Board or Board of Management of Celanese AG

Supervisory Board

     Members of the Celanese AG supervisory board receive, in addition to reimbursement of out-of-pocket expenses, a fixed annual payment that, for calendar year 2004, amounted to €60,452 for those Reporting Individuals that were members of the Celanese AG supervisory board. In addition, for each Celanese AG supervisory board meeting attended, these members receive a meeting fee of €2,000. Also, each member of the Celanese AG supervisory board receives a committee retainer for each membership in a committee of the Celanese AG supervisory board. The committee retainer amounts to €2,000 for these members of the committee. All members of the Celanese AG supervisory board are also reimbursed for value added tax on these amounts.

     The following table shows the compensation paid to those Reporting Individuals that were members of the supervisory board who were active on the board during the nine months ended September 30, 2004.

COMPENSATION OF SUPERVISORY BOARD

	Fixed Annual	Other Cash	Annual	Total
Name	Remuneration (€)	Remuneration(€)(1)	Remuneration	Remuneration
Chinh E. Chu	24,159	8,000	0	32,159
Cornelius Geber	22,670	14,000	0	36,670
Benjamin J. Jenkins	24,159	14,000	0	38,159
Dr. Hanns Ostmeier	23,662	14,000	0	37,662

(1)	Compensation for supervisory board meetings and committee memberships for January 1, 2004 to September 30, 2004.

Board of Management

     The following table shows the compensation expense for certain Reporting Individuals that served on the board of management of Celanese AG as of September 30, 2004.

TOTAL COMPENSATION EXPENSE TABLE(1)

	Annual Compensation
	Fixed Annual		Total Cash
Name and Principal Position	Salary(€)	Bonus (€)	Compensation (€)
David N. Weidman, Vice-Chairman & Chief Operating Officer	525,000	630,000	1,155,000
Lyndon Cole, Member of the Board of Management	385,000	450,000	835,000
Andreas Pohlmann, Chief Administrative Officer	360,000	414,000	774,000

	2,397,259	6,205,991	8,603,250

(1)	Disclosure of compensation in accordance with German Commercial Code.

Board Service Agreements

     Celanese AG has entered into service agreements with the members of its board of management as follows:

     Drs. Cole and Pohlmann have each entered into a service agreement with Celanese AG and an employment agreement with Celanese Corporation. The service agreements with Celanese AG cover their duties as members of the Celanese AG board of management; however, their compensation is governed by their employment agreements with Celanese Corporation. Pursuant to their agreements with Celanese Corporation, Drs. Cole and Pohlmann are entitled to an annual base salary ($650,000 for Dr. Pohlmann and $700,000 for Dr. Cole) and are eligible to earn an annual bonus targeted at 80 percent of base salary. In the event that either of these persons is terminated without cause (as defined in the agreement) or if he resigns for good reason (as defined in the agreement) he will be entitled to, subject to continued compliance with the restrictive covenants described below, (i) continued payment of base salary and target bonus for one year and (ii) a pro rata bonus for the year of termination, based on actual Company performance. The executives will be subject to customary confidentiality, intellectual property and non-disclosure covenants. In addition, the executives will be subject to noncompetition and nonsolicitation provisions during the term of employment and for a period of one year thereafter.

Compensation by Celanese Corporation

2004 Compensation Information for Certain Directors and Officers of Celanese Corporation

		Annual Compensation			Long-Term Compensation
				Other Annual
				Compensation	LTIP	All other
Name & Principal Position(1)	Year	Salary	Bonus(2)	(3)	Payouts(4)	Compensation
David N. Weidman, Chief Executive Officer and President	2004	$853,666	$1,152,988	$17,500	$2,493,295	$10,135,720	(5)
Lyndon B. Cole, Executive Vice President	2004	$650,000	$836,722	$—	$413,725	$5,631,453	(6)
Andreas Pohlmann, Executive Vice President and Chief Administrative Officer	2004	$598,000	$779,602	$48,413	$852,348	$5,440,228	(7)

(1)	The table above provides compensation information as to 2004 for the named executive officers because 2004 is the first year in which Celanese Corporation, as a newly established company, is paying compensation to its named executive officers. Messrs. Weidman, Cole and Pohlmann were appointed to their positions at Celanese Corporation on December 14, 2004. The amounts set forth above include, for Messrs. Weidman and Cole, compensation received from other Celanese entities prior to December 14, 2004.

(2)	The bonus amounts were earned in 2004, but paid out on April 1, 2005.

(3)	Includes (a) a $16,000 automobile allowance and a $1,500 tax preparation fee reimbursement for Mr. Weidman; and (b) a payment of $48,413 to cover Dr. Pohlmann’s relocation to the United States, as provided in a Letter of Understanding between Celanese and Dr. Pohlmann dated October 27, 2004.

(4)	Includes stock appreciation rights paid out under Celanese AG’s Equity Participation and Long Term Incentive Plans.

(5)	Includes (a) an initial payment on January 21, 2005 of $7,565,601 pursuant to the 2004 Deferred Compensation Plan; (b) a retention bonus payment on January 21, 2005 in the amount of $2,567,500; and (c) payments by Celanese Corporation totaling $2,619 for a term life insurance policy for Mr. Weidman.

(6)	Includes (a) an initial payment on January 21, 2005 of $3,048,304 pursuant to the 2004 Deferred Compensation Plan; (b) a retention bonus payment on January 21, 2005 in the amount of $2,074,627; and (c) a payment of €383,900 ($508,522) to compensate Dr. Cole for foregone gains on stock appreciation rights and shares he would have acquired had he not been restricted from trading in Celanese AG shares pursuant to Celanese insider trading policy.

(7)	Includes (a) an initial payment on January 21, 2005 of $2,987,338 pursuant to the 2004 Deferred Compensation Plan; (b) a retention bonus payment on January 21, 2005 in the amount of $1,855,000; and (c) a payment of €456,300 ($597,890) to compensate Dr. Pohlmann for foregone gains on stock appreciation rights and shares he would have acquired had he not been restricted from trading in Celanese AG shares pursuant to Celanese insider trading policy.

Prior to its initial public offering, Celanese Corporation issued an aggregate of 1,613,317 shares of its Series A common stock under its stock incentive plan to certain of our executive officers, key employees and directors at an aggregate price of approximately $12 million or $7.20 per share. The funds to purchase the shares to be issued prior to the offering of its Series A common stock will be paid to these executive officers and other key employees for this purpose under its deferred compensation plan described below. Messrs. Weidman, Pohlmann and Cole received 459,729, 148,007 and 179,722 of these shares, respectively.

In addition, Celanese Corporation issued shares under its stock incentive plan to certain of its executive officers, key employees and directors at the price to public per share in the offering of its Series A common stock and granted options to purchase 11,252,972 shares of Series A common stock with an exercise price equal to the price to public per share in the offering of its Series A common stock to our executive officers, key employees and directors. Messrs. Weidman, Pohlmann and Cole received 159,835, 199,478 and 242,222 of these shares, and 3,149,075, 1,013,847 and 1,231,100 shares subject to options (of which 15% are currently exercisable), respectively.